Registration No. 333-209875
                                                1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 5968

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                             Suite 400
                     Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on April 12, 2016 at 2:00 p.m. pursuant to Rule 487.




         60/40 Strategic Allocation Port. 2Q '16 - Term 7/17/17
         75/25 Strategic Allocation Port. 2Q '16 - Term 7/17/17

                                 FT 5968

FT 5968 is a series of a unit investment trust, the FT Series. FT 5968 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts").

60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series and 75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series each invest in a diversified portfolio of common stocks ("Common Stocks") and exchange-traded funds ("ETFs" or "Funds"), the portfolios of which are invested in fixed-income securities. Collectively, the Common Stocks and ETFs are referred to as the "Securities." Certain of the ETFs invest in high-yield securities. See "Risk Factors" for a discussion of the risk of investing in high-yield securities or "junk" bonds. An investment can be made in the underlying ETFs directly rather than through the Trusts. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of a Trust.

Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              800-621-1675


              The date of this prospectus is April 12, 2016

                               Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Registered Public Accounting Firm  5
Statements of Net Assets                                 6
Schedules of Investments                                 7
The FT Series                                           22
Portfolios                                              23
Risk Factors                                            26
Public Offering                                         33
Distribution of Units                                   36
The Sponsor's Profits                                   38
The Secondary Market                                    38
How We Purchase Units                                   38
Expenses and Charges                                    38
Tax Status                                              39
Retirement Plans                                        42
Rights of Unit Holders                                  42
Income and Capital Distributions                        42
Redeeming Your Units                                    43
Investing in a New Trust                                44
Removing Securities from a Trust                        44
Amending or Terminating the Indenture                   45
Information on the Sponsor, Trustee
   FTPS Unit Servicing Agent and Evaluator              46
Other Information                                       47

                  Summary of Essential Information (Unaudited)

                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                                60/40 Strategic          75/25 Strategic
                                                                                Allocation Portfolio     Allocation Portfolio
                                                                                2nd Quarter 2016 Series  2nd Quarter 2016 Series
                                                                                _______________________  _______________________
Initial Number of Units (1)                                                             177,180                   141,459
Fractional Undivided Interest in the Trust per Unit (1)                               1/177,180                 1/141,459
Public Offering Price:
Public Offering Price per Unit (2)                                                      $10.000                   $10.000
   Less Initial Sales Charge per Unit (3)                                                 (.100)                    (.100)

                                                                                   ____________               ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                            9.900                     9.900
   Less Deferred Sales Charge per Unit (3)                                                (.145)                    (.145)
                                                                                   ____________               ___________
Redemption Price per Unit (5)                                                             9.755                     9.755
   Less Creation and Development Fee per Unit (3)(5)                                      (.050)                    (.050)
   Less Organization Costs per Unit (5)                                                   (.032)                    (.032)
                                                                                   ____________               ___________
Net Asset Value per Unit                                                           $      9.673               $     9.673
                                                                                   ============               ===========
Cash CUSIP Number                                                                    30288G 559                30288G 609
Reinvestment CUSIP Number                                                            30288G 567                30288G 617
Fee Account Cash CUSIP Number                                                        30288G 575                30288G 625
Fee Account Reinvestment CUSIP Number                                                30288G 583                30288G 633
FTPS CUSIP Number                                                                    30288G 591                30288G 641
Pricing Line Product Code                                                                104239                    104244
Ticker Symbol                                                                            FKISHX                    FVJYAX



First Settlement Date                                         April 15, 2016
Mandatory Termination Date (6)                                July 17, 2017
Income Distribution Record Date                               Tenth day of each month, commencing May 10, 2016.
Income Distribution Date (7)                                  Twenty-fifth day of each month, commencing May 25, 2016.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions." Upon termination of a Trust, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to remaining Unit holders.


                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                60/40 Strategic          75/25 Strategic
                                                                              Allocation Portfolio     Allocation Portfolio
                                                                            2nd Quarter 2016 Series  2nd Quarter 2016 Series
                                                                            _______________________  _______________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
  Initial sales charge                                                      1.00%(a)   $.100         1.00%(a)     $.100
  Deferred sales charge                                                     1.45%(b)   $.145         1.45%(b)     $.145
  Creation and development fee                                              0.50%(c)   $.050         0.50%(c)     $.050
                                                                            _____      _____         _____        _____
  Maximum sales charge (including creation and development fee)             2.95%      $.295         2.95%        $.295
                                                                            =====      =====         =====        =====

Organization Costs (as a percentage of public offering price)
  Estimated organization costs                                              .320%(d)   $.0320        .320%(d)     $.0320
                                                                            =====      ======        =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
  Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%      $.0060        .060%        $.0060
  Trustee's fee and other operating expenses                                .127%(f)   $.0127        .127%(f)     $.0127
  Acquired Fund fees and expenses                                           .156%(g)   $.0156        .098(%g)     $.0098
                                                                            _____      ______        _____        ______
     Total                                                                  .343%      $.0343        .285%        $.0285
                                                                            =====      ======        =====        ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                 1 Year       3 Years      5 Years      10 Years
                                                                 ______       _______      _______      _______
60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series    $361         $897         $1,213       $2,489
75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series     356          880          1,183        2,430


If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2016.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trusts do not include brokerage costs and other portfolio transaction fees for the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not actual Trust operating expenses, the Trusts, and therefore Unit holders of the Trusts, will indirectly bear similar operating expenses of the Funds in which each Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Fund expenses disclosed in a Fund's most recent SEC filing but are subject to change in the future. An investor in the Trusts will therefore indirectly pay higher expenses than if the underlying Fund shares were held directly.


                             Report of Independent
                       Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 5968

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 5968, comprising 60/40 Strategic Allocation Port. 2Q '16 - Term 7/17/17 (60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series) and 75/25 Strategic Allocation Port. 2Q '16 - Term 7/17/17 (75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series) (collectively, the "Trusts"), as of the opening of business on April 12, 2016 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on April 12, 2016, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of each of the Trusts constituting FT 5968 as of the opening of business on April 12, 2016 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 12, 2016

                            Statements of Net Assets

                                    FT 5968


At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                            60/40 Strategic           75/25 Strategic
                                                                            Allocation Portfolio      Allocation Portfolio
                                                                            2nd Quarter 2016 Series   2nd Quarter 2016 Series
                                                                            _______________________   _______________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)              $1,754,078                  $1,400,449
Less liability for reimbursement to Sponsor for organization costs (3)              (5,670)                     (4,527)
Less liability for deferred sales charge (4)                                       (25,691)                    (20,512)
Less liability for creation and development fee (5)                                 (8,859)                     (7,073)
                                                                                __________                  __________
Net assets                                                                      $1,713,858                  $1,368,337
                                                                                ==========                  ==========
Units outstanding                                                                  177,180                     141,459
Net asset value per Unit (6)                                                    $    9.673                  $    9.673

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                           $1,771,796                  $1,414,594
Less maximum sales charge (7)                                                      (52,268)                    (41,730)
Less estimated reimbursement to Sponsor for organization costs (3)                  (5,670)                     (4,527)
                                                                                __________                  __________
Net assets                                                                      $1,713,858                  $1,368,337
                                                                                ==========                  ==========

__________

                    NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. Each Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) Each Trust invests in a diversified portfolio of Common Stocks and ETFs. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of July 17, 2017.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $5,000,000 has been allocated to the Trusts, $2,500,000 for 60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series and $2,500,000 for 75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0320 per Unit per Trust. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on July 20, 2016 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2016. If Unit holders redeem Units before September 20, 2016, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of such Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                            Schedule of Investments

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (59.92%):
Consumer Discretionary (9.99%):
AAN           Aaron's, Inc.                                             0.10%                68     $  26.08    $    1,773
AEO           American Eagle Outfitters, Inc.                           0.10%               116        15.04         1,745
BBY           Best Buy Co., Inc.                                        0.20%               114        30.54         3,482
BIG           Big Lots, Inc.                                            0.10%                39        44.83         1,748
CAL           Caleres, Inc.                                             0.10%                69        25.52         1,761
CAKE          The Cheesecake Factory Incorporated                       0.10%                34        51.45         1,749
CMCSA         Comcast Corporation (Class A)                             0.50%               142        61.44         8,724
CORE          Core-Mark Holding Company, Inc.                           0.10%                22        77.95         1,715
CBRL          Cracker Barrel Old Country Store, Inc.                    0.20%                23       151.55         3,486
DECK          Deckers Outdoor Corporation *                             0.10%                31        55.56         1,722
DKS           Dick's Sporting Goods, Inc.                               0.20%                79        43.95         3,472
DDS           Dillard's, Inc. (Class A)                                 0.10%                24        73.03         1,753
DG            Dollar General Corporation                                0.50%               106        82.27         8,721
DORM          Dorman Products, Inc. *                                   0.10%                34        52.06         1,770
FL            Foot Locker, Inc.                                         0.20%                59        59.46         3,508
GME           GameStop Corp. (Class A)                                  0.20%               117        29.88         3,496
GCO           Genesco Inc. *                                            0.10%                26        67.77         1,762
GNTX          Gentex Corporation                                        0.20%               233        15.02         3,500
GPC           Genuine Parts Company                                     0.50%                91        96.79         8,808
LOPE          Grand Canyon Education, Inc. *                            0.10%                41        42.40         1,738
HMC           Honda Motor Co., Ltd. (ADR) +                             0.40%               268        26.14         7,006
ISCA          International Speedway Corporation                        0.10%                50        34.86         1,743
LKQ           LKQ Corporation *                                         0.20%               112        31.36         3,512
LUX           Luxottica Group SpA (ADR) +                               0.40%               127        54.94         6,977
LVMUY         LVMH Moet Hennessy Louis Vuitton SE (ADR) +               0.40%               216        33.00         7,128
MHK           Mohawk Industries, Inc. *                                 0.50%                45       194.37         8,747
NSANY         Nissan Motor Co., Ltd. (ADR) +                            0.40%               399        17.51         6,986
NVR           NVR, Inc. *                                               0.20%                 2     1,765.00         3,530
ORLY          O'Reilly Automotive, Inc. *                               0.50%                33       266.93         8,809
PVH           PVH Corp.                                                 0.20%                38        93.21         3,542
ROST          Ross Stores, Inc.                                         0.50%               156        56.05         8,744
SKX           Skechers U.S.A., Inc. *                                   0.20%               133        26.26         3,493
TGT           Target Corporation                                        0.49%               109        79.77         8,695
TXRH          Texas Roadhouse, Inc.                                     0.20%                80        44.01         3,521
TRI           Thomson Reuters Corporation +                             0.40%               173        40.39         6,987
THO           Thor Industries, Inc.                                     0.20%                58        60.66         3,518
TJX           The TJX Companies, Inc.                                   0.50%               116        75.45         8,752
TM            Toyota Motor Corporation (ADR) +                          0.40%                71        98.43         6,989


                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Consumer Staples (7.58%):
ADM         Archer-Daniels-Midland Company                                 0.49%            241     $  36.00    $    8,676
CALM        Cal-Maine Foods, Inc.                                          0.10%             34        51.34         1,746
CASY        Casey's General Stores, Inc.                                   0.20%             33       106.42         3,512
CHD         Church & Dwight Co., Inc.                                      0.20%             38        93.45         3,551
COST        Costco Wholesale Corporation                                   0.50%             59       149.05         8,794
DF          Dean Foods Company                                             0.10%            103        17.12         1,763
DPS         Dr Pepper Snapple Group, Inc.                                  0.50%             97        90.75         8,803
EL          The Estee Lauder Companies Inc.                                0.50%             92        95.25         8,763
HRL         Hormel Foods Corporation                                       0.50%            212        41.17         8,728
JJSF        J & J Snack Foods Corp.                                        0.10%             17       102.95         1,750
KR          The Kroger Co.                                                 0.50%            235        37.17         8,735
LRLCY       L'Oreal S.A. (ADR) +                                           0.40%            201        34.97         7,029
MKC         McCormick & Company, Incorporated                              0.20%             36        98.53         3,547
MDLZ        Mondelez International, Inc.                                   0.50%            207        42.16         8,727
FIZZ        National Beverage Corp. *                                      0.10%             39        45.05         1,757
NSRGY       Nestle S.A. (ADR) +                                            0.40%             96        73.11         7,019
PPC         Pilgrim's Pride Corporation *                                  0.20%            138        25.35         3,498
SAFM        Sanderson Farms, Inc.                                          0.10%             19        91.91         1,746
TR          Tootsie Roll Industries, Inc.                                  0.10%             51        34.30         1,749
TSN         Tyson Foods, Inc. (Class A)                                    0.50%            130        67.44         8,767
UN          Unilever N.V. (NY Shares) +                                    0.40%            156        44.81         6,990
UNFI        United Natural Foods, Inc. *                                   0.10%             50        34.73         1,737
UVV         Universal Corporation                                          0.10%             33        52.33         1,727
WMT         Wal-Mart Stores, Inc.                                          0.49%            129        67.40         8,695
WMK         Weis Markets, Inc.                                             0.10%             40        43.74         1,750
WFM         Whole Foods Market, Inc.                                       0.20%            118        29.64         3,498
Energy (1.90%):
DRQ         Dril-Quip, Inc. *                                              0.10%             30        57.92         1,738
PSX         Phillips 66                                                    0.50%            103        84.58         8,712
RDS/A       Royal Dutch Shell Plc (ADR) +                                  0.40%            141        49.80         7,022
TOT         Total S.A. (ADR) +                                             0.40%            153        45.60         6,977
VLO         Valero Energy Corporation                                      0.50%            144        60.74         8,747
Financials (9.80%):
ALL         The Allstate Corporation                                       0.50%            131        66.79         8,749
ANAT        American National Insurance Company                            0.20%             31       113.04         3,504
BMO         Bank of Montreal +                                             0.40%            115        61.00         7,015
BNS         The Bank of Nova Scotia +                                      0.40%            147        47.69         7,010
BRK/B       Berkshire Hathaway Inc. (Class B) *                            0.50%             62       140.99         8,741


                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Financials (cont'd.):
CBOE        CBOE Holdings, Inc.                                            0.20%             55     $  64.14    $    3,528
CB          Chubb Limited +                                                0.40%             59       118.57         6,996
CINF        Cincinnati Financial Corporation                               0.20%             54        64.76         3,497
CUZ         Cousins Properties Incorporated (4)                            0.10%            172        10.23         1,760
ERIE        Erie Indemnity Company                                         0.20%             39        91.03         3,550
FAF         First American Financial Corporation                           0.20%             99        35.43         3,508
BEN         Franklin Resources, Inc.                                       0.50%            233        37.43         8,721
THG         The Hanover Insurance Group, Inc.                              0.20%             40        88.18         3,527
HIG         The Hartford Financial Services Group, Inc.                    0.50%            195        44.84         8,744
HTH         Hilltop Holdings Inc. *                                        0.10%             94        18.63         1,751
MKTX        MarketAxess Holdings Inc.                                      0.20%             29       121.55         3,525
MMC         Marsh & McLennan Companies, Inc.                               0.50%            144        60.70         8,741
MORN        Morningstar, Inc.                                              0.20%             41        85.94         3,524
NDAQ        Nasdaq, Inc.                                                   0.20%             55        64.28         3,535
NAVG        The Navigators Group, Inc. *                                   0.10%             22        81.07         1,784
PGR         The Progressive Corporation                                    0.50%            256        34.28         8,776
PB          Prosperity Bancshares, Inc.                                    0.20%             77        44.92         3,459
PSB         PS Business Parks, Inc. (4)                                    0.10%             18        99.32         1,788
PSA         Public Storage (4)                                             0.50%             32       272.25         8,712
RLJ         RLJ Lodging Trust (4)                                          0.10%             81        21.59         1,749
RY          Royal Bank of Canada +                                         0.40%            121        58.06         7,025
SIGI        Selective Insurance Group, Inc.                                0.10%             51        34.58         1,764
SHO         Sunstone Hotel Investors, Inc. (4)                             0.10%            132        13.26         1,750
SSREY       Swiss Re AG (ADR) +                                            0.40%            304        23.07         7,013
TROW        T. Rowe Price Group, Inc.                                      0.50%            121        72.19         8,735
TD          The Toronto-Dominion Bank +                                    0.40%            166        42.18         7,002
TRV         The Travelers Companies, Inc.                                  0.50%             76       114.78         8,723
UDR         UDR, Inc. (4)                                                  0.20%             95        36.72         3,488
Health Care (5.39%):
AET         Aetna Inc.                                                     0.50%             81       108.26         8,769
AMGN        Amgen Inc.                                                     0.50%             56       156.39         8,758
AHS         AMN Healthcare Services, Inc. *                                0.10%             51        34.27         1,748
ANTM        Anthem, Inc.                                                   0.50%             62       140.90         8,736
CAH         Cardinal Health, Inc.                                          0.50%            106        82.20         8,713
CNC         Centene Corporation *                                          0.20%             59        59.43         3,506
CHE         Chemed Corporation                                             0.10%             13       134.27         1,746
GMED        Globus Medical, Inc. (Class A) *                               0.10%             75        23.46         1,759
HSIC        Henry Schein, Inc. *                                           0.50%             53       166.60         8,830


                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Health Care (cont'd.):
ISRG        Intuitive Surgical, Inc. *                                     0.49%             14     $ 620.20    $    8,683
JNJ         Johnson & Johnson                                              0.50%             81       108.97         8,827
LGND        Ligand Pharmaceuticals Inc. (Class B) *                        0.10%             15       115.21         1,728
NVO         Novo Nordisk A/S (ADR) +                                       0.40%            125        55.87         6,984
OMI         Owens & Minor, Inc.                                            0.10%             44        39.79         1,751
PCRX        Pacira Pharmaceuticals, Inc. *                                 0.10%             29        60.28         1,748
RMD         ResMed Inc.                                                    0.20%             60        58.72         3,523
UNH         UnitedHealth Group Incorporated                                0.50%             69       126.33         8,717
Industrials (8.86%):
ALK         Alaska Air Group, Inc.                                         0.20%             44        78.48         3,453
CNI         Canadian National Railway Company +                            0.40%            113        61.90         6,995
CSX         CSX Corporation                                                0.49%            355        24.53         8,708
DGI         DigitalGlobe, Inc. *                                           0.10%             99        17.64         1,746
ETN         Eaton Corporation Plc +                                        0.40%            115        60.62         6,971
EME         EMCOR Group, Inc.                                              0.10%             37        47.25         1,748
EMR         Emerson Electric Co.                                           0.50%            162        53.78         8,712
EXPD        Expeditors International of Washington, Inc.                   0.20%             73        47.91         3,497
FCN         FTI Consulting, Inc. *                                         0.10%             50        34.86         1,743
GMT         GATX Corporation                                               0.10%             37        47.63         1,762
GD          General Dynamics Corporation                                   0.49%             66       131.90         8,705
HA          Hawaiian Holdings, Inc. *                                      0.10%             36        48.00         1,728
HCSG        Healthcare Services Group, Inc.                                0.10%             48        36.67         1,760
HON         Honeywell International Inc.                                   0.50%             78       111.94         8,731
HII         Huntington Ingalls Industries, Inc.                            0.20%             25       139.09         3,477
ITT         ITT Corporation                                                0.20%             97        35.76         3,469
JBHT        J.B. Hunt Transport Services, Inc.                             0.20%             42        83.19         3,494
JBLU        JetBlue Airways Corporation *                                  0.20%            182        19.15         3,485
KEX         Kirby Corporation *                                            0.20%             59        59.21         3,493
KNX         Knight Transportation, Inc.                                    0.10%             72        24.59         1,770
LSTR        Landstar System, Inc.                                          0.10%             28        62.85         1,760
NOC         Northrop Grumman Corporation                                   0.50%             44       199.51         8,778
PCAR        PACCAR Inc                                                     0.49%            165        52.72         8,699
PWR         Quanta Services, Inc. *                                        0.20%            160        21.93         3,509
RTN         Raytheon Company                                               0.50%             70       124.95         8,746
RHI         Robert Half International Inc.                                 0.20%             79        44.19         3,491
LUV         Southwest Airlines Co.                                         0.50%            197        44.37         8,741
SAVE        Spirit Airlines, Inc. *                                        0.20%             76        45.89         3,488
TDY         Teledyne Technologies Incorporated *                           0.20%             40        87.44         3,498


                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
TTC         The Toro Company                                               0.20%             40     $  87.04    $    3,482
TRN         Trinity Industries, Inc.                                       0.10%             94        18.59         1,747
UNF         UniFirst Corporation                                           0.10%             16       107.74         1,724
UAL         United Continental Holdings, Inc. *                            0.49%            162        53.71         8,701
UFPI        Universal Forest Products, Inc.                                0.10%             21        82.40         1,730
WERN        Werner Enterprises, Inc.                                       0.10%             67        26.24         1,758
Information Technology (6.10%):
ACN         Accenture Plc +                                                0.40%             62       113.10         7,012
AVT         Avnet, Inc.                                                    0.20%             80        43.54         3,483
AVX         AVX Corporation                                                0.10%            144        12.19         1,755
AVGO        Broadcom Limited +                                             0.40%             45       155.61         7,002
BRCD        Brocade Communications Systems, Inc.                           0.20%            361         9.71         3,505
CAJ         Canon Inc. (ADR) +                                             0.40%            242        29.00         7,018
CATM        Cardtronics, Inc. *                                            0.10%             50        35.17         1,758
CRUS        Cirrus Logic, Inc. *                                           0.10%             49        35.46         1,738
CSCO        Cisco Systems, Inc.                                            0.50%            316        27.62         8,728
COHR        Coherent, Inc. *                                               0.10%             19        91.10         1,731
GLW         Corning Incorporated                                           0.50%            424        20.62         8,743
FSLR        First Solar, Inc. *                                            0.20%             58        59.96         3,478
FLIR        FLIR Systems, Inc.                                             0.20%            109        32.39         3,531
IIVI        II-VI Incorporated *                                           0.10%             82        21.26         1,743
INTC        Intel Corporation                                              0.50%            275        31.67         8,709
JKHY        Jack Henry & Associates, Inc.                                  0.20%             42        82.66         3,472
PAYX        Paychex, Inc.                                                  0.50%            166        52.68         8,745
PLXS        Plexus Corp. *                                                 0.10%             45        38.50         1,733
SANM        Sanmina Corporation *                                          0.10%             79        22.13         1,748
SMCI        Super Micro Computer, Inc. *                                   0.10%             53        33.18         1,759
SYKE        Sykes Enterprises, Incorporated *                              0.10%             61        28.81         1,757
TECD        Tech Data Corporation *                                        0.10%             24        72.01         1,728
ERIC        Telefonaktiebolaget LM Ericsson (ADR) +                        0.40%            698        10.05         7,015
TXN         Texas Instruments Incorporated                                 0.50%            151        57.82         8,731
Materials (1.80%):
ATR         AptarGroup, Inc.                                               0.20%             45        77.36         3,481
AVY         Avery Dennison Corporation                                     0.20%             49        71.36         3,497
BMS         Bemis Company, Inc.                                            0.20%             68        51.43         3,497
NEM         Newmont Mining Corporation                                     0.50%            284        31.11         8,835
SHW         The Sherwin-Williams Company                                   0.50%             30       294.71         8,841
SON         Sonoco Products Company                                        0.20%             74        47.18         3,491


                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Telecommunication Services (3.80%):
T           AT&T Inc.                                                      0.50%            228     $  38.39    $    8,753
BCE         BCE Inc. +                                                     0.40%            153        45.95         7,030
DTEGY       Deutsche Telekom AG (ADR) +                                    0.40%            408        17.28         7,050
NTT         Nippon Telegraph and Telephone Corporation (ADR) +             0.40%            161        43.72         7,039
DCM         NTT DOCOMO, Inc. (ADR) +                                       0.40%            292        24.06         7,026
TDS         Telephone and Data Systems, Inc.                               0.20%            121        28.90         3,497
TLSYY       Telstra Corporation Limited (ADR) +                            0.40%            360        19.51         7,024
USM         United States Cellular Corporation *                           0.20%             82        43.01         3,527
VZ          Verizon Communications Inc.                                    0.50%            170        51.61         8,774
VOD         Vodafone Group Plc (ADR) +                                     0.40%            217        32.20         6,987
Utilities (4.70%):
ALE         ALLETE, Inc.                                                   0.10%             32        54.98         1,759
LNT         Alliant Energy Corporation                                     0.20%             48        73.14         3,511
AEE         Ameren Corporation                                             0.20%             72        48.68         3,505
AEP         American Electric Power Company, Inc.                          0.50%            134        65.68         8,801
ATO         Atmos Energy Corporation                                       0.20%             48        73.74         3,540
AVA         Avista Corporation                                             0.10%             44        40.21         1,769
CMS         CMS Energy Corporation                                         0.20%             84        41.61         3,495
ED          Consolidated Edison, Inc.                                      0.50%            116        75.58         8,767
ES          Eversource Energy                                              0.50%            155        56.63         8,778
EXC         Exelon Corporation                                             0.50%            253        34.54         8,739
IDA         IDACORP, Inc.                                                  0.20%             48        73.01         3,504
MGEE        MGE Energy, Inc.                                               0.10%             35        49.68         1,739
PNW         Pinnacle West Capital Corporation                              0.20%             47        74.10         3,483
PEG         Public Service Enterprise Group Incorporated                   0.50%            192        45.63         8,761
SCG         SCANA Corporation                                              0.20%             51        69.15         3,527
XEL         Xcel Energy Inc.                                               0.50%            215        40.80         8,772


                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)                                         Offering Price    Shares   per Share   the Trust (2)
_______________________________                                          ______________   _______   _________   _____________
EXCHANGE-TRADED FUNDS (40.08%):
MINC        AdvisorShares Newfleet Multi-Sector Income ETF                 1.60%            579     $  48.54    $   28,105
SNLN        Highland/iBoxx Senior Loan ETF                                 1.61%          1,538        18.35        28,222
CLY         iShares 10+ Year Credit Bond ETF                               1.80%            529        59.87        31,671
CRED        iShares Core U.S. Credit Bond ETF                              1.41%            223       110.68        24,682
HYG         iShares iBoxx $ High Yield Corporate Bond ETF                  1.40%            301        81.63        24,571
LQD         iShares iBoxx $ Investment Grade Corporate Bond ETF            1.81%            266       119.20        31,707
HYXU        iShares International High Yield Bond ETF                      1.41%            521        47.45        24,721
MBB         iShares MBS ETF                                                1.60%            257       109.41        28,118
PFF         iShares U.S. Preferred Stock ETF                               1.81%            822        38.56        31,696
HYS         PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-
            Traded Fund                                                    1.40%            264        93.02        24,557
BOND        PIMCO Total Return Active Exchange-Traded Fund                 1.61%            267       105.57        28,187
PCY         PowerShares Emerging Markets Sovereign Debt Portfolio          1.40%            866        28.45        24,638
PGF         PowerShares Financial Preferred Portfolio                      1.61%          1,509        18.68        28,188
PICB        PowerShares International Corporate Bond Portfolio             1.40%            934        26.32        24,583
PGX         PowerShares Preferred Portfolio                                1.80%          2,135        14.82        31,641
BKLN        PowerShares Senior Loan Portfolio                              1.80%          1,393        22.73        31,663
IGHG        ProShares Investment Grade-Interest Rate Hedged ETF            1.40%            341        72.17        24,610
CWB         SPDR Barclays Convertible Securities ETF                       1.80%            737        42.92        31,632
JNK         SPDR Barclays High Yield Bond ETF                              1.80%            924        34.20        31,601
ITR         SPDR Barclays Intermediate Term Corporate Bond ETF             1.60%            820        34.36        28,175
SRLN        SPDR Blackstone/GSO Senior Loan ETF                            1.80%            681        46.44        31,626
VCIT        Vanguard Intermediate-Term Corporate Bond ETF                  1.60%            323        87.22        28,172
VCLT        Vanguard Long-Term Corporate Bond ETF                          1.60%            312        90.26        28,161
VGLT        Vanguard Long-Term Government Bond ETF                         1.41%            304        81.16        24,673
VMBS        Vanguard Mortgage-Backed Securities ETF                        1.60%            527        53.46        28,173
                                                                         _______                                __________
                 Total Investments                                       100.00%                                $1,754,078
                                                                         =======                                ==========

___________

See "Notes to Schedules of Investments" on page 21.


                            Schedule of Investments

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (74.91%):
Consumer Discretionary (12.50%):
AAN           Aaron's, Inc.                                                0.13%             67     $  26.08    $    1,747
AEO           American Eagle Outfitters, Inc.                              0.12%            116        15.04         1,745
BBY           Best Buy Co., Inc.                                           0.25%            114        30.54         3,482
BIG           Big Lots, Inc.                                               0.13%             39        44.83         1,748
CAL           Caleres, Inc.                                                0.13%             69        25.52         1,761
CAKE          The Cheesecake Factory Incorporated                          0.13%             34        51.45         1,749
CMCSA         Comcast Corporation (Class A)                                0.62%            142        61.44         8,724
CORE          Core-Mark Holding Company, Inc.                              0.12%             22        77.95         1,715
CBRL          Cracker Barrel Old Country Store, Inc.                       0.25%             23       151.55         3,486
DECK          Deckers Outdoor Corporation *                                0.12%             31        55.56         1,722
DKS           Dick's Sporting Goods, Inc.                                  0.25%             79        43.95         3,472
DDS           Dillard's, Inc. (Class A)                                    0.13%             24        73.03         1,753
DG            Dollar General Corporation                                   0.62%            106        82.27         8,721
DORM          Dorman Products, Inc. *                                      0.13%             34        52.06         1,770
FL            Foot Locker, Inc.                                            0.25%             58        59.46         3,449
GME           GameStop Corp. (Class A)                                     0.25%            117        29.88         3,496
GCO           Genesco Inc. *                                               0.13%             26        67.77         1,762
GNTX          Gentex Corporation                                           0.25%            232        15.02         3,485
GPC           Genuine Parts Company                                        0.62%             90        96.79         8,711
LOPE          Grand Canyon Education, Inc. *                               0.12%             41        42.40         1,738
HMC           Honda Motor Co., Ltd. (ADR) +                                0.50%            268        26.14         7,006
ISCA          International Speedway Corporation                           0.12%             50        34.86         1,743
LKQ           LKQ Corporation *                                            0.25%            111        31.36         3,481
LUX           Luxottica Group SpA (ADR) +                                  0.50%            127        54.94         6,977
LVMUY         LVMH Moet Hennessy Louis Vuitton SE (ADR) +                  0.51%            215        33.00         7,095
MHK           Mohawk Industries, Inc. *                                    0.62%             45       194.37         8,747
NSANY         Nissan Motor Co., Ltd. (ADR) +                               0.50%            398        17.51         6,969
NVR           NVR, Inc. *                                                  0.25%              2     1,765.00         3,530
ORLY          O'Reilly Automotive, Inc. *                                  0.63%             33       266.93         8,809
PVH           PVH Corp.                                                    0.25%             38        93.21         3,542
ROST          Ross Stores, Inc.                                            0.62%            156        56.05         8,744
SKX           Skechers U.S.A., Inc. *                                      0.25%            133        26.26         3,493
TGT           Target Corporation                                           0.62%            109        79.77         8,695
TXRH          Texas Roadhouse, Inc.                                        0.25%             80        44.01         3,521
TRI           Thomson Reuters Corporation +                                0.50%            173        40.39         6,987
THO           Thor Industries, Inc.                                        0.25%             58        60.66         3,518
TJX           The TJX Companies, Inc.                                      0.63%            116        75.45         8,752
TM            Toyota Motor Corporation (ADR) +                             0.50%             71        98.43         6,989


                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Consumer Staples (9.49%):
ADM         Archer-Daniels-Midland Company                                 0.62%            241     $  36.00    $    8,676
CALM        Cal-Maine Foods, Inc.                                          0.12%             34        51.34         1,746
CASY        Casey's General Stores, Inc.                                   0.25%             33       106.42         3,512
CHD         Church & Dwight Co., Inc.                                      0.25%             38        93.45         3,551
COST        Costco Wholesale Corporation                                   0.63%             59       149.05         8,794
DF          Dean Foods Company                                             0.13%            103        17.12         1,763
DPS         Dr Pepper Snapple Group, Inc.                                  0.62%             96        90.75         8,712
EL          The Estee Lauder Companies Inc.                                0.63%             92        95.25         8,763
HRL         Hormel Foods Corporation                                       0.62%            212        41.17         8,728
JJSF        J & J Snack Foods Corp.                                        0.13%             17       102.95         1,750
KR          The Kroger Co.                                                 0.62%            235        37.17         8,735
LRLCY       L'Oreal S.A. (ADR) +                                           0.50%            201        34.97         7,029
MKC         McCormick & Company, Incorporated                              0.25%             35        98.53         3,449
MDLZ        Mondelez International, Inc.                                   0.62%            207        42.16         8,727
FIZZ        National Beverage Corp. *                                      0.13%             39        45.05         1,757
NSRGY       Nestle S.A. (ADR) +                                            0.50%             96        73.11         7,019
PPC         Pilgrim's Pride Corporation *                                  0.25%            138        25.35         3,498
SAFM        Sanderson Farms, Inc.                                          0.12%             19        91.91         1,746
TR          Tootsie Roll Industries, Inc.                                  0.13%             51        34.30         1,749
TSN         Tyson Foods, Inc. (Class A)                                    0.63%            130        67.44         8,767
UN          Unilever N.V. (NY Shares) +                                    0.50%            156        44.81         6,990
UNFI        United Natural Foods, Inc. *                                   0.12%             50        34.73         1,736
UVV         Universal Corporation                                          0.12%             33        52.33         1,727
WMT         Wal-Mart Stores, Inc.                                          0.62%            129        67.40         8,695
WMK         Weis Markets, Inc.                                             0.13%             40        43.74         1,750
WFM         Whole Foods Market, Inc.                                       0.25%            118        29.64         3,498
Energy (2.36%):
DRQ         Dril-Quip, Inc. *                                              0.12%             30        57.92         1,738
PSX         Phillips 66                                                    0.62%            103        84.58         8,712
RDS/A       Royal Dutch Shell Plc (ADR) +                                  0.50%            141        49.80         7,022
TOT         Total S.A. (ADR) +                                             0.50%            153        45.60         6,977
VLO         Valero Energy Corporation                                      0.62%            144        60.74         8,747
Financials (12.22%):
ALL         The Allstate Corporation                                       0.62%            131        66.79         8,749
ANAT        American National Insurance Company                            0.25%             31       113.04         3,504
BMO         Bank of Montreal +                                             0.50%            115        61.00         7,015
BNS         The Bank of Nova Scotia +                                      0.50%            147        47.69         7,010
BRK/B       Berkshire Hathaway Inc. (Class B) *                            0.62%             62       140.99         8,741


                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Financials (cont'd.):
CBOE        CBOE Holdings, Inc.                                            0.25%             55     $  64.14    $    3,528
CB          Chubb Limited +                                                0.50%             59       118.57         6,996
CINF        Cincinnati Financial Corporation                               0.25%             54        64.76         3,497
CUZ         Cousins Properties Incorporated (4)                            0.13%            171        10.23         1,749
ERIE        Erie Indemnity Company                                         0.25%             39        91.03         3,550
FAF         First American Financial Corporation                           0.25%             99        35.43         3,508
BEN         Franklin Resources, Inc.                                       0.62%            232        37.43         8,684
THG         The Hanover Insurance Group, Inc.                              0.25%             40        88.18         3,527
HIG         The Hartford Financial Services Group, Inc.                    0.62%            195        44.84         8,744
HTH         Hilltop Holdings Inc. *                                        0.13%             94        18.63         1,751
MKTX        MarketAxess Holdings Inc.                                      0.25%             29       121.55         3,525
MMC         Marsh & McLennan Companies, Inc.                               0.62%            144        60.70         8,741
MORN        Morningstar, Inc.                                              0.25%             41        85.94         3,524
NDAQ        Nasdaq, Inc.                                                   0.25%             54        64.28         3,471
NAVG        The Navigators Group, Inc. *                                   0.13%             22        81.07         1,784
PGR         The Progressive Corporation                                    0.62%            255        34.28         8,741
PB          Prosperity Bancshares, Inc.                                    0.25%             77        44.92         3,459
PSB         PS Business Parks, Inc. (4)                                    0.13%             18        99.32         1,788
PSA         Public Storage (4)                                             0.62%             32       272.25         8,712
RLJ         RLJ Lodging Trust (4)                                          0.13%             81        21.59         1,749
RY          Royal Bank of Canada +                                         0.50%            121        58.06         7,025
SIGI        Selective Insurance Group, Inc.                                0.12%             50        34.58         1,729
SHO         Sunstone Hotel Investors, Inc. (4)                             0.12%            131        13.26         1,737
SSREY       Swiss Re AG (ADR) +                                            0.50%            304        23.07         7,013
TROW        T. Rowe Price Group, Inc.                                      0.62%            121        72.19         8,735
TD          The Toronto-Dominion Bank +                                    0.50%            166        42.18         7,002
TRV         The Travelers Companies, Inc.                                  0.62%             76       114.78         8,723
UDR         UDR, Inc. (4)                                                  0.25%             95        36.72         3,488
Health Care (6.75%):
AET         Aetna Inc.                                                     0.63%             81       108.26         8,769
AMGN        Amgen Inc.                                                     0.63%             56       156.39         8,758
AHS         AMN Healthcare Services, Inc. *                                0.13%             51        34.27         1,748
ANTM        Anthem, Inc.                                                   0.62%             62       140.90         8,736
CAH         Cardinal Health, Inc.                                          0.62%            106        82.20         8,713
CNC         Centene Corporation *                                          0.25%             59        59.43         3,506
CHE         Chemed Corporation                                             0.12%             13       134.27         1,746
GMED        Globus Medical, Inc. (Class A) *                               0.13%             75        23.46         1,759
HSIC        Henry Schein, Inc. *                                           0.63%             53       166.60         8,830


                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Health Care (cont'd.):
ISRG        Intuitive Surgical, Inc. *                                     0.62%             14     $ 620.20    $    8,683
JNJ         Johnson & Johnson                                              0.62%             80       108.97         8,718
LGND        Ligand Pharmaceuticals Inc. (Class B) *                        0.12%             15       115.21         1,728
NVO         Novo Nordisk A/S (ADR) +                                       0.50%            125        55.87         6,984
OMI         Owens & Minor, Inc.                                            0.13%             44        39.79         1,751
PCRX        Pacira Pharmaceuticals, Inc. *                                 0.13%             29        60.28         1,748
RMD         ResMed Inc.                                                    0.25%             60        58.72         3,523
UNH         UnitedHealth Group Incorporated                                0.62%             69       126.33         8,717
Industrials (11.08%):
ALK         Alaska Air Group, Inc.                                         0.25%             44        78.48         3,453
CNI         Canadian National Railway Company +                            0.50%            113        61.90         6,995
CSX         CSX Corporation                                                0.62%            354        24.53         8,684
DGI         DigitalGlobe, Inc. *                                           0.12%             99        17.64         1,746
ETN         Eaton Corporation Plc +                                        0.50%            115        60.62         6,971
EME         EMCOR Group, Inc.                                              0.13%             37        47.25         1,748
EMR         Emerson Electric Co.                                           0.62%            162        53.78         8,712
EXPD        Expeditors International of Washington, Inc.                   0.25%             73        47.91         3,497
FCN         FTI Consulting, Inc. *                                         0.12%             50        34.86         1,743
GMT         GATX Corporation                                               0.13%             37        47.63         1,762
GD          General Dynamics Corporation                                   0.62%             66       131.90         8,705
HA          Hawaiian Holdings, Inc. *                                      0.12%             36        48.00         1,728
HCSG        Healthcare Services Group, Inc.                                0.13%             48        36.67         1,760
HON         Honeywell International Inc.                                   0.62%             78       111.94         8,731
HII         Huntington Ingalls Industries, Inc.                            0.25%             25       139.09         3,477
ITT         ITT Corporation                                                0.25%             97        35.76         3,469
JBHT        J.B. Hunt Transport Services, Inc.                             0.25%             42        83.19         3,494
JBLU        JetBlue Airways Corporation *                                  0.25%            181        19.15         3,466
KEX         Kirby Corporation *                                            0.25%             59        59.21         3,493
KNX         Knight Transportation, Inc.                                    0.12%             71        24.59         1,746
LSTR        Landstar System, Inc.                                          0.13%             28        62.85         1,760
NOC         Northrop Grumman Corporation                                   0.63%             44       199.51         8,778
PCAR        PACCAR Inc                                                     0.62%            165        52.72         8,699
PWR         Quanta Services, Inc. *                                        0.25%            159        21.93         3,487
RTN         Raytheon Company                                               0.62%             70       124.95         8,746
RHI         Robert Half International Inc.                                 0.25%             79        44.19         3,491
LUV         Southwest Airlines Co.                                         0.62%            196        44.37         8,697
SAVE        Spirit Airlines, Inc. *                                        0.25%             76        45.89         3,488
TDY         Teledyne Technologies Incorporated *                           0.25%             40        87.44         3,498


                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
TTC         The Toro Company                                               0.25%             40     $  87.04    $    3,482
TRN         Trinity Industries, Inc.                                       0.12%             93        18.59         1,729
UNF         UniFirst Corporation                                           0.12%             16       107.74         1,724
UAL         United Continental Holdings, Inc. *                            0.62%            162        53.71         8,701
UFPI        Universal Forest Products, Inc.                                0.12%             21        82.40         1,730
WERN        Werner Enterprises, Inc.                                       0.13%             67        26.24         1,758
Information Technology (7.60%):
ACN         Accenture Plc +                                                0.50%             62       113.10         7,012
AVT         Avnet, Inc.                                                    0.25%             80        43.54         3,483
AVX         AVX Corporation                                                0.13%            144        12.19         1,755
AVGO        Broadcom Limited +                                             0.50%             45       155.61         7,002
BRCD        Brocade Communications Systems, Inc.                           0.25%            360         9.71         3,496
CAJ         Canon Inc. (ADR) +                                             0.50%            242        29.00         7,018
CATM        Cardtronics, Inc. *                                            0.13%             50        35.17         1,758
CRUS        Cirrus Logic, Inc. *                                           0.12%             49        35.46         1,738
CSCO        Cisco Systems, Inc.                                            0.62%            315        27.62         8,700
COHR        Coherent, Inc. *                                               0.12%             19        91.10         1,731
GLW         Corning Incorporated                                           0.62%            423        20.62         8,722
FSLR        First Solar, Inc. *                                            0.25%             58        59.96         3,478
FLIR        FLIR Systems, Inc.                                             0.25%            109        32.39         3,531
IIVI        II-VI Incorporated *                                           0.12%             82        21.26         1,743
INTC        Intel Corporation                                              0.62%            275        31.67         8,709
JKHY        Jack Henry & Associates, Inc.                                  0.25%             42        82.66         3,472
PAYX        Paychex, Inc.                                                  0.62%            166        52.68         8,745
PLXS        Plexus Corp. *                                                 0.12%             45        38.50         1,732
SANM        Sanmina Corporation *                                          0.13%             79        22.13         1,748
SMCI        Super Micro Computer, Inc. *                                   0.13%             53        33.18         1,759
SYKE        Sykes Enterprises, Incorporated *                              0.13%             61        28.81         1,757
TECD        Tech Data Corporation *                                        0.12%             24        72.01         1,728
ERIC        Telefonaktiebolaget LM Ericsson (ADR) +                        0.50%            697        10.05         7,005
TXN         Texas Instruments Incorporated                                 0.62%            151        57.82         8,731
Materials (2.26%):
ATR         AptarGroup, Inc.                                               0.25%             45        77.36         3,481
AVY         Avery Dennison Corporation                                     0.25%             49        71.36         3,497
BMS         Bemis Company, Inc.                                            0.25%             68        51.43         3,497
NEM         Newmont Mining Corporation                                     0.63%            284        31.11         8,835
SHW         The Sherwin-Williams Company                                   0.63%             30       294.71         8,841
SON         Sonoco Products Company                                        0.25%             74        47.18         3,491


                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Telecommunication Services (4.76%):
T           AT&T Inc.                                                      0.63%            228     $  38.39    $    8,753
BCE         BCE Inc. +                                                     0.50%            153        45.95         7,030
DTEGY       Deutsche Telekom AG (ADR) +                                    0.50%            407        17.28         7,033
NTT         Nippon Telegraph and Telephone Corporation (ADR) +             0.50%            160        43.72         6,995
DCM         NTT DOCOMO, Inc. (ADR) +                                       0.50%            291        24.06         7,001
TDS         Telephone and Data Systems, Inc.                               0.25%            121        28.90         3,497
TLSYY       Telstra Corporation Limited (ADR) +                            0.50%            360        19.51         7,024
USM         United States Cellular Corporation *                           0.25%             82        43.01         3,527
VZ          Verizon Communications Inc.                                    0.63%            170        51.61         8,774
VOD         Vodafone Group Plc (ADR) +                                     0.50%            217        32.20         6,987
Utilities (5.89%):
ALE         ALLETE, Inc.                                                   0.13%             32        54.98         1,759
LNT         Alliant Energy Corporation                                     0.25%             48        73.14         3,511
AEE         Ameren Corporation                                             0.25%             72        48.68         3,505
AEP         American Electric Power Company, Inc.                          0.62%            133        65.68         8,735
ATO         Atmos Energy Corporation                                       0.25%             48        73.74         3,540
AVA         Avista Corporation                                             0.13%             44        40.21         1,769
CMS         CMS Energy Corporation                                         0.25%             84        41.61         3,495
ED          Consolidated Edison, Inc.                                      0.63%            116        75.58         8,767
ES          Eversource Energy                                              0.63%            155        56.63         8,778
EXC         Exelon Corporation                                             0.62%            253        34.54         8,739
IDA         IDACORP, Inc.                                                  0.25%             48        73.01         3,504
MGEE        MGE Energy, Inc.                                               0.12%             35        49.68         1,739
PNW         Pinnacle West Capital Corporation                              0.25%             47        74.10         3,483
PEG         Public Service Enterprise Group Incorporated                   0.63%            192        45.63         8,761
SCG         SCANA Corporation                                              0.25%             51        69.15         3,527
XEL         Xcel Energy Inc.                                               0.63%            215        40.80         8,772


                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series
                                    FT 5968


    At the Opening of Business on the Initial Date of Deposit-April 12, 2016



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)                                         Offering Price   Shares    per Share   the Trust (2)
________________________________                                         ______________   ______    _________   _____________
EXCHANGE-TRADED FUNDS (25.09%):
MINC        AdvisorShares Newfleet Multi-Sector Income ETF                 1.00%            289     $  48.54    $   14,028
SNLN        Highland/iBoxx Senior Loan ETF                                 1.01%            768        18.35        14,093
CLY         iShares 10+ Year Credit Bond ETF                               1.13%            264        59.87        15,806
CRED        iShares Core U.S. Credit Bond ETF                              0.88%            111       110.68        12,285
HYG         iShares iBoxx $ High Yield Corporate Bond ETF                  0.87%            150        81.63        12,245
LQD         iShares iBoxx $ Investment Grade Corporate Bond ETF            1.13%            133       119.20        15,854
HYXU        iShares International High Yield Bond ETF                      0.88%            260        47.45        12,337
MBB         iShares MBS ETF                                                1.00%            128       109.41        14,004
PFF         iShares U.S. Preferred Stock ETF                               1.13%            410        38.56        15,810
HYS         PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-
            Traded Fund                                                    0.88%            132        93.02        12,279
BOND        PIMCO Total Return Active Exchange-Traded Fund                 1.00%            133       105.57        14,041
PCY         PowerShares Emerging Markets Sovereign Debt Portfolio          0.88%            432        28.45        12,290
PGF         PowerShares Financial Preferred Portfolio                      1.00%            753        18.68        14,066
PICB        PowerShares International Corporate Bond Portfolio             0.88%            467        26.32        12,291
PGX         PowerShares Preferred Portfolio                                1.13%          1,067        14.82        15,813
BKLN        PowerShares Senior Loan Portfolio                              1.13%            696        22.73        15,820
IGHG        ProShares Investment Grade-Interest Rate Hedged ETF            0.88%            170        72.17        12,269
CWB         SPDR Barclays Convertible Securities ETF                       1.13%            368        42.92        15,795
JNK         SPDR Barclays High Yield Bond ETF                              1.13%            462        34.20        15,800
ITR         SPDR Barclays Intermediate Term Corporate Bond ETF             1.00%            409        34.36        14,053
SRLN        SPDR Blackstone/GSO Senior Loan ETF                            1.13%            340        46.44        15,790
VCIT        Vanguard Intermediate-Term Corporate Bond ETF                  1.00%            161        87.22        14,042
VCLT        Vanguard Long-Term Corporate Bond ETF                          1.01%            156        90.26        14,081
VGLT        Vanguard Long-Term Government Bond ETF                         0.88%            152        81.16        12,336
VMBS        Vanguard Mortgage-Backed Securities ETF                        1.00%            263        53.46        14,060
                                                                         _______                                __________
                 Total Investments                                       100.00%                                $1,400,449
                                                                         =======                                ==========

___________

See "Notes to Schedules of Investments" on page 21.

Page 20


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 11, 2016. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are set forth below:

                                                                    Cost of Securities     Profit
                                                                    to Sponsor             (Loss)
                                                                    __________________    ________
60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series ....   $1,755,353           $(1,275)
75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series ....    1,401,401              (952)


(3) Common Stocks comprise approximately 59.92% of the investments in 60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series and approximately 74.91% of the investments in 75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series, broken down by country as set forth below:

    60/40 Strategic Allocation                   75/25 Strategic Allocation
Portfolio, 2nd Quarter 2016 Series           Portfolio, 2nd Quarter 2016 Series
___________________________________          __________________________________
Australia ..................  0.40%           Australia ..............  0.50%
Canada .....................  2.80%           Canada .................  3.50%
Denmark ....................  0.40%           Denmark ................  0.50%
France .....................  1.20%           France .................  1.51%
Germany ....................  0.40%           Germany ................  0.50%
Ireland ....................  0.80%           Ireland ................  1.00%
Italy ......................  0.40%           Italy ..................  0.50%
Japan ......................  2.40%           Japan ..................  3.00%
The Netherlands ............  0.40%           The Netherlands ........  0.50%
Singapore ..................  0.40%           Singapore ..............  0.50%
Sweden .....................  0.40%           Sweden .................  0.50%
Switzerland ................  1.20%           Switzerland ............  1.50%
United Kingdom .............  0.80%           United Kingdom .........  1.00%
United States .............. 47.92%           United States .......... 59.90%

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs comprise approximately 1.10% of the investments in 60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series and approximately 1.38% of the investments in 75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

*  This Security represents a non-income producing security.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 5968, consists of two separate portfolios set forth below:

- 60/40 Strategic Allocation Port. 2Q '16 - Term 7/17/17
(60/40 Strategic Allocation Portfolio, 2nd Quarter 2016
Series)
- 75/25 Strategic Allocation Port. 2Q '16 - Term 7/17/17
(75/25 Strategic Allocation Portfolio, 2nd Quarter 2016
Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of Common Stocks and ETFs with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

Each Trust seeks above-average total return. When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks and fixed-income ETFs in one convenient purchase. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The composition of the Trusts on the Initial Date of Deposit is as follows:

           60/40 Strategic Allocation Portfolio

- Approximately 15.00% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 15.00% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Growth
Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Value
Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Value
Strategy;

- Approximately 12.00% common stocks which comprise the International Strategy; and

- Approximately 40.00% fixed-income Exchange-Traded Funds.

           75/25 Strategic Allocation Portfolio

- Approximately 18.75% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 18.75% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Growth
Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Value
Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Value
Strategy;

- Approximately 15.00% common stocks which comprise the International Strategy; and

- Approximately 25.00% fixed-income Exchange-Traded Funds.

Investors have long recognized the importance of balancing risk and creating diversification by dividing assets among major asset categories such as stocks and bonds. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among investments that focus on different areas of the market primarily helps to reduce volatility and also has the potential to enhance your returns. We believe there are three hallmarks to a successful long-term investment plan-asset allocation, diversification and rebalancing.

The Importance of Asset Allocation.

Perhaps the most important investment decision is not the specific investments that are selected, but it's the manner in which the assets are allocated. Asset allocation is the process of developing a diversified investment portfolio by combining different assets in varying proportions. Spreading capital across a range of investments within each major asset class makes your portfolio less dependent on the performance of any single type of investment. Studies have shown that the number one factor contributing to a portfolio's performance is asset class selection and not security selection.*

Contributing Factors to
Portfolio Performance Variation*

Factor                                        Impact
______________________________________________________
Asset Allocation Policy                       91.5%
Market Timing                                  1.8%
Security Selection                             4.6%
Other                                          2.1%

* Source: Gary P. Brinson, L. Randolph Hood, and Gilbert L. Beebower, July/August 1986; Gary P. Brinson, Brian D. Singer, and Gilbert L. Beebower, May/June 1991. Past performance is no guarantee of future results.

Why Diversify?

Diversification makes your portfolio less dependent on the performance of any single asset class. A study by Ibbotson Associates has shown that over the period 1996-2015 the performance of any given asset class can have drastic changes from year to year, making it nearly impossible, even for the most astute investors, to accurately predict the best combination of asset classes to maximize returns and minimize risk. It is important to keep in mind that diversification does not guarantee a profit or protect against loss.

The Relationship Between Risk and Return of Stocks & Bonds.

As risk increases in an investment portfolio so do the return expectations. Investors can manage their risk tolerance through asset allocation and by selecting investments that meet their risk/return expectations. Effective asset allocation requires combining assets with low correlations-that is, those that have performed differently over varying market conditions. Investing in assets with low to negative correlation can reduce the overall volatility and risk within your portfolio and may also help to improve portfolio performance.

Studies by Bloomberg and Barclays Capital over the 30-year period from 1986-2015 found that as a portfolio's asset allocation mix shifts from 100% bonds to 100% stocks both the portfolio's average annual total return and standard deviation increase. Standard deviation is a measure of price variability. The higher the standard deviation, the greater the variability (and thus risk) of the investment returns.

Rebalance to Avoid Unnecessary Risk.

According to the College For Financial Planning, less than 45% of investors actively rebalance their portfolios after the initial allocation. Over time, the asset mix in a portfolio can begin to drift from its original allocation. If an asset class performs well for an extended period of time, it can grow to become a higher percentage of a portfolio and subsequently have a much higher impact on the intended overall risk and return of the portfolio going forward. Rebalancing can be a crucial element to helping reduce risk while ensuring a portfolio remains aligned with an investor's intended investment plan.

With the Strategic Allocation Portfolios, rebalancing is simple. When a Trust terminates, investors have the option to reinvest their proceeds, at a reduced sales charge, into a new, rebalanced and reconstituted portfolio. It is important to note that rebalancing may cause a taxable event unless Units of the Trusts are purchased in an IRA or other qualified plan.

A Tactical Approach to Security Selection.

Because stock prices are subject to factors that can make them deviate from a company's true value, we believe evaluating each company based on time-tested fundamental measures is key to achieving a higher rate of long-term success. Our approach to selecting stocks is based on a proprietary rules-based selection process which is consistently applied to select the stocks for the Trusts. This process embodies key elements of our investment philosophy by focusing on financial measures that are least susceptible to accounting distortions and erroneous corporate guidance.


When selecting stocks for the Trusts we apply a model which analyzes large-cap, mid-cap, small-cap and international stocks to assess valuations based on multiple risk, value and growth factors. Our goal is to identify stocks which exhibit the fundamental characteristics that enable them to provide the greatest potential for capital appreciation. This process is unique and represents a critical point of differentiation from indexing and other management styles. Although the Common Stocks contained in the Trusts meet the stated style and capitalization characterization as of four business days prior to the date of this prospectus, market fluctuations after that date may change a particular Common Stock's classification or result in a shift in a Trust's style or capitalization characterization.

The first step in our selection process is to establish a universe of stocks from which the portfolios will be selected. The universe is identified as of four business days prior to the Initial Date of Deposit and divided into seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.


The domestic universe is established by identifying the 3,000 largest U.S. stocks (excluding limited partnerships, royalty trusts, registered investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%) and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts/ADRs which trade on the over-the-counter market or are listed on a U.S. securities exchange.

We then rank the stocks within each of the seven universes based on a multi-factor model. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model

-Debt to equity

-Beta

-Earnings variability (measured by comparing a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line). Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model

- Price to book

- Price to cash flow

- Return on assets (for the trailing 12 months)

- 3-month price appreciation

Growth Model

- Price to sales

- Price to cash flow

- Change in return on assets

- 6-month price appreciation

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the Trusts, subject to a maximum of six stocks from any one of the ten major market sectors as determined by S&P's Global Industry Classification Standard. In the event of a tie, the stock with the better price to cash flow ratio is selected.

For the fixed-income portion of the Trusts we include exchange-traded funds ("ETFs") which invest in fixed-income securities. Incorporating ETFs which invest in a broad range of fixed-income securities results in distinct portfolios with varying risk/reward profiles. ETFs provide investors with several benefits, including diversification, transparency, and tax efficiency, all of which align with the principles upon which our portfolios are based.

What is an ETF?

ETFs offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs combine the characteristics of a mutual fund with the convenience and trading flexibility of stocks. Below is a list of other ETF features.

Diversification-ETFs hold a basket of securities which helps to mitigate single security risk. It is important to note that diversification does not guarantee a profit or protect against loss.

Transparency-ETF holdings are available daily so investors know what they own.

Tax Efficiency-The ETF structure allows for increased tax efficiency.

Fully Invested-Unlike a traditional mutual fund, ETFs do not need to hold cash in order to satisfy investor redemptions which allows them to better adhere to their investment objective.

ETF Selection.

The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF, the current dividend yield of the ETF, the quality and character of the securities held by the ETF, and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs.

Exchange-Traded Funds. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

Please note that we applied the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Common Stocks, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Common Stock's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Common Stocks in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                       Risk Factors

Principal Risks.

The following is a discussion of the principal risks of investing in the Trusts.

Price Volatility. The Trusts invest in ETFs and Common Stocks. The value of a Trust's Units will fluctuate with changes in the value of these Securities. The value of a security fluctuates for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trusts may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, there is no assurance that this will continue in the future and no way to predict how quickly interest rates will rise once central banks change their current position. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Distributions. As stated under "Summary of Essential Information," the Trusts will generally make monthly distributions of income. The Funds held by the Trusts make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. There is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Exchange-Traded Funds. The Trusts invest in shares of ETFs. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. The Trusts and the underlying funds have management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the underlying funds. By investing in other funds, a Trust incurs greater expenses than you would incur if you invested directly in the funds.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Investment in Other Investment Companies Risk. Because the Trusts hold Funds, Unit holders are subject to the risk that the securities selected by the Funds' investment advisors will underperform the markets, the relevant indices or the securities selected by other funds. Further, Funds may in the future invest in other types of securities which involve risk which may differ from those set forth below. In addition, because the Trusts hold Funds, Unit holders bear both their proportionate share of the expenses of the Trusts and, indirectly the expenses of the Funds. Certain of the Funds held by the Trusts may invest a relatively high percentage of their assets in a limited number of issuers. As a result, these Funds may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.

Index Correlation Risk. Index correlation risk is the risk that the performance of an index-based ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some index-based ETFs use a technique called "representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Growth Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their higher than average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing a Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their lower than average price/book ratios, are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These common stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Investment Style. Although the Common Stocks contained in the Trusts meet the stated style, capitalization, and investment objective of the Trusts as of the date the Securities were selected, market fluctuations after this date may change a particular Common Stocks' classification. Common Stocks will not generally be removed from the Trusts as a result of market fluctuations.

Common Stocks. A percentage of the Trusts consist of Common Stocks and certain of the Funds held by the Trusts invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.


High-Yield Securities. Certain of the Funds held by the Trusts invest in securities rated below investment grade by one or more rating agencies (high-yield securities or "junk" bonds). High-yield securities held by Funds represent approximately 13.18% of the underlying assets in the 60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series and approximately 8.25% of the underlying assets in the 75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series. High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.


High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Investment Grade Securities. Certain of the Funds held by the Trusts invest in investment grade securities. The value of these securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.


Preferred Securities. Certain of the Funds held by the Trusts invest in preferred stocks. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

REITs. Certain of the Common Stocks held by the Trusts are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities
Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.


Senior Loan Securities ("Senior Loans"). Certain of the Funds held by the Trusts invest in Senior Loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment in Senior Loans involves risk that the borrowers under Senior Loans may default on their obligations to pay principal or interest when due. Although Senior Loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior Loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on Funds investing in Senior Loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior Loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. See "Risk Factors-High-Yield Securities" for a description of the risks involved in investing in below investment grade securities. In addition, the amount of public information available on Senior Loans is generally less extensive than that available for other types of assets.


Foreign Securities. Certain of the Common Stocks held by the Trusts are securities, and certain of the Funds held by the Trusts invest in securities, issued by foreign entities, which makes the Trusts subject to more risks than if they only invested in domestic securities and Funds which invest solely in domestic securities. A foreign security is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Small and/or Mid Capitalization Companies. Certain of the Common Stocks held by the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Interest Rate Risk. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trusts will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. A bond's call price could be less than the price the Fund paid for the bond and could be below the bond's par value. This means a Fund could receive less than the amount paid for the bond and may not be able to reinvest the proceeds in securities with as high a yield as the called bond. A
Fund may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Fund.

Extension Risk. If interest rates rise, certain obligations may be paid off by the obligor at a slower rate than expected, which will cause the value of such obligations to fall.

Leverage Risk. Certain of the Funds held by the Trusts may employ the use of leverage in their portfolios. Leverage may be structural leverage, through borrowings or the issuance of preferred stock, or effective leverage, which results from a Fund's investment in derivative instruments that are inherently leveraged. While leverage often serves to increase the yield of a Fund, this leverage also subjects the Fund to increased risks, including the likelihood of increased volatility and the possibility that the Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Market Risk. Market risk is the risk that the value of the Securities held by a Trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a Securities' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the Trusts are not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments.

Prepayment Risk. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the Trusts' investments. In addition, litigation regarding any of the issuers of the Securities or the industries represented by these issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Trusts' investments.

Additional Risks.

The following is a discussion of additional risks of investing in the Trusts.


Business Development Companies ("BDCs"). Certain of the Funds held by the Trusts invest in BDCs. BDCs invest in and lend to private middle-market businesses. BDCs are publicly-traded mezzanine/private equity funds that are subject to regulatory oversight by the SEC. BDCs are unique in that at least 70% of their investments must be made to private U.S. businesses that do not have marginable securities and they are required to provide managerial assistance to portfolio companies. An investment in BDCs is subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding the funds or their underlying investments change. BDCs are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value.

Convertible Securities. Certain of the Funds held by the Trusts invest in convertible securities. Convertible securities are bonds, preferred stocks, and other securities that pay interest or dividends and are convertible into common stocks. As such, convertible securities have some characteristics of both bonds and common stocks. Like a bond (or some preferred stocks), a convertible security typically pays a fixed rate of interest (or dividends) and promises to repay principal at a given date in the future. However, an investor can exchange the convertible security for a specific number of shares of the issuing company's common stock at a "conversion price" specified at the time the convertible security is issued. Companies that issue convertible securities often do not have high credit ratings. In addition, the credit rating of a company's convertible securities is typically lower than the rating of the company's conventional debt securities, because convertibles are normally considered junior or subordinate securities. Convertible securities are predominantly high-yield securities. Convertible securities are typically issued at prices which represent a premium to their conversion value. Accordingly, the value of the convertible security increases (or decreases) as the price of the underlying common stock increases (or decreases). Convertible securities typically pay income yields that are higher than the dividend yields of the issuer's common stock, but lower than the yields of the issuer's debt securities.

In general, a convertible security performs more like a stock when the underlying common stock's price is closer to the conversion price of the convertible security (because it is assumed that it will be converted into the stock) and more like a bond when the underlying common stock's price is significantly lower than the convertible security's conversion price (because it is assumed that it will not be converted). For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than common stocks. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

While all markets are prone to change over time, the generally high rate at which convertible securities are retired (through conversion or redemption) and replaced with newly issued convertible securities causes the convertible securities market to change more rapidly than other markets. Due to the smaller, less liquid market for convertible securities, the bid-offer spread on such securities is generally greater than it is for investment grade bonds, and the purchase or sale of such securities may take longer to complete. Moreover, convertible securities with innovative structures, such as mandatory conversion securities and equity-linked securities, have increased the sensitivity of this market to the volatility of the equity markets and to the special risks of those innovations. No one can guarantee that a liquid trading market will exist for any convertible security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

Derivative Instruments. Certain of the Funds held by the Trusts invest in derivative instruments, the performance of which is derived from the performance of a reference security, index, currency, or interest rate. Derivative instruments, including options, swaps, caps, floors, collars, futures and forwards, can be used to hedge a Fund's investment in other securities or for investment purposes. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of the derivatives. The ability to successfully use derivatives depends on a Fund investment advisor's ability to predict pertinent market movements, which cannot be assured, and may result in losses greater than if they had not been used. Derivatives are also subject to counterparty risk. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of the Funds held by the Trusts may decline. The derivatives markets are a focus of recent legislation. The extent and impact of such regulation is not yet known. Recent legislation may make derivatives more costly, may limit the availability of derivatives and may affect the value or performance of derivatives.


Emerging Markets. Certain of the Funds held by the Trusts invest in securities issued by companies headquartered in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.


Floating-Rate Securities. Certain of the Funds held by the Trusts invest in floating-rate securities. A floating-rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in an interest rate benchmark. As a result, the yield on such a security will generally decline in a falling interest rate environment, causing the Trusts to experience a reduction in the income it receives from such securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of this investment and the value of the Units.

Money Market Securities. Certain of the Funds held by the Trusts invest in money market, or similar securities, as a defensive measure when the Fund's investment advisor anticipates unusual market or other conditions. If market conditions improve while a Fund has temporarily invested some or all of its assets in high quality money market securities, the potential gain from the market upswing may be reduced, thus limiting the Fund's opportunity to achieve its investment objective.

Mortgage-Backed Securities. Certain of the Funds held by the Trusts invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Funds', and therefore the Trusts', returns because the Funds may have to reinvest that money at lower prevailing interest rates.

Municipal Bonds. Certain of the Funds held by the Trusts invest in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Fund and would therefore impact the price of both the Securities and the Units.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

Certain of the Funds held by the Trusts may invest in insured municipal bonds. Insurance guarantees the timely payment, when due, of all principal and interest on the insured securities. Such insurance is effective so long as the insured security is outstanding and the insurer remains in business. Insurance relates only to the particular security and not to the Units offered hereby or to their market value. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future. Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.


Short Sales Risk. A Fund may engage in "short sale" transactions. A Fund will lose value if the security or instrument that is the subject of a short sale increases in value. A Fund also may enter into a short derivative position through a futures contract. If the price of the security or derivative that is the subject of a short sale increases, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to a third party in connection with the short sale. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.


Subprime Residential Mortgage Loans. Certain of the Funds held by the Trusts invest in subprime residential mortgage loans. "Subprime" mortgage loans refer to mortgage loans that have been originated using underwriting standards that are less restrictive than the underwriting requirements used as standards for other first and junior lien mortgage loan purchase programs, such as the programs of Fannie Mae and Freddie Mac. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories (including outstanding judgments or prior bankruptcies), mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgaged property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified.

Due to current economic conditions, including fluctuating interest rates and declining home values, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.


U.S. Treasury Obligations. Certain of the Funds held by the Trusts invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2016 through September 20, 2016. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                               Your maximum     Dealer
If you invest                  sales charge     concession
(in thousands):*               will be:         will be:
__________________________________________________________
$50 but less than $100         2.70%              2.00%
$100 but less than $250        2.45%              1.75%
$250 but less than $500        2.20%              1.50%
$500 but less than $1,000      1.95%              1.25%
$1,000 or more                 1.40%              0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined
(a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or
(c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                              Additional
(in millions)                            Concession
___________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or
(3) information from publications such as Money, The New York Times,
U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Funds.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trusts' FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Account of a Trust, the Trustee has the power to sell Securities from such Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trusts are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations may be reported by a Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trusts will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trusts (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from a Trust will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met. Distributions from a Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of a Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."


If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.


We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units of a Trust, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 10 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Account Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of such Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

 Information on the Sponsor, Trustee, FTPS Unit Servicing
                    Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $320 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2015, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $68,871,801.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at 800-621-1675, dept. code 1. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             First Trust(R)

         60/40 Strategic Allocation Port. 2Q '16 - Term 7/17/17
         75/25 Strategic Allocation Port. 2Q '16 - Term 7/17/17
                                 FT 5968

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                              800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon

     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
   800-621-1675, dept. code 1             800-813-3074
                                      24-Hour Pricing Line:
                                          800-446-0132
                            Please refer to the "Summary of Essential
                           Information" for each Trust's Product Code.

                            ________________________

    When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN
              BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                                   under the:

             - Securities Act of 1933 (file no. 333-209875) and

             - Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference
            Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trusts is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                 To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                             April 12, 2016


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 5968 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 12, 2016. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                   1
   Common Stocks                                                1
   Preferred Stocks                                             2
   Trust Preferred Securities                                   2
   REITs                                                        3
   ETFs                                                         4
   Closed-End Funds                                             5
   Business Development Companies                               5
   Convertible Securities                                       6
   Fixed-Income Securities                                      8
   High-Yield Securities                                        9
   Senior Loans                                                10
   Subprime Residential Mortgage Loans                         10
   TIPs                                                        11
   Foreign Issuers                                             11
   Emerging Markets                                            12
   Small and/or Mid Capitalization Companies                   12
Common Stocks                                                  13
   Large-Cap Growth Strategy Stocks                            13
   Large-Cap Value Strategy Stocks                             14
   Mid-Cap Growth Strategy Stocks                              16
   Mid-Cap Value Strategy Stocks                               18
   Small-Cap Growth Strategy Stocks                            20
   Small-Cap Value Strategy Stocks                             21
   International Strategy Stocks                               23

Risk Factors

Securities. The Securities in the Trust may represent common stock ("Common Stocks"), preferred stock ("Preferred Stocks"), trust preferred securities ("Trust Preferred Securities"), real estate investment trusts ("REITs"), exchange-traded funds ("ETFs"), closed-end funds ("Closed-End Funds") and/or business development companies. As such, an investment in Units of the Trust should be made with an understanding of the risks of investing in such Securities.

Common Stocks. An investment in common stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the common stocks or the general condition of the relevant stock market may worsen, and the value of the common stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Preferred Stocks. An investment in preferred stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the Units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Trust Preferred Securities. An investment in trust preferred securities should be made with an understanding of the risks which such an investment entails. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made;
(ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and
(vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

REITs. An investment in REITs should be made with an understanding of the risks which such an investment entails. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of REITs and their ability to pay dividends may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

Issuers of REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

ETFs. An investment in ETFs should be made with an understanding of the risks which such an investment entails. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indexes, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Closed-End Funds. An investment in closed-end funds should be made with an understanding of the risks which such an investment entails. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Business Development Companies. An investment in business development companies should be made with an understanding of the risks which such an investment entails. Business development companies' portfolios are managed and their shares are generally listed on a securities exchange. Business development companies are closed-end funds which have elected to be treated as business development companies. The net asset value of business development company shares will fluctuate with changes in the value of the underlying securities which the business development company fund owns. In addition, for various reasons business development company shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Business development companies' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those business development company shares which were purchased by the Trust at a premium. In the unlikely event that a business development company converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain business development companies may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the business development companies in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business development companies may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Convertible Securities. The following section applies to individual Trusts which contain Securities which invest in convertible securities. Convertible securities include convertible subordinated debentures and corporate bonds ("Convertible Bonds") and cumulative convertible preferred stocks ("Convertible Preferred Stocks"). Convertible securities contain a conversion privilege which, under specified circumstances, offers the holder the right to exchange such security for common stock of the issuing corporation. Convertible Bonds obligate the issuing company to pay a stated annual rate of interest (or a stated dividend in the case of Convertible Preferred Stocks) and to return the principal amount after a specified period of time. The income offered by convertible securities is generally higher than the dividends received from the underlying common stock, but lower than similar quality non-convertible debt securities. Convertible securities are usually priced at a premium to their conversion value, i.e., the value of the common stock received if the holder were to exchange the convertible security.

The holder of the convertible security may choose at any time to exchange the convertible security for a specified number of shares of the common stock of the corporation, or occasionally a subsidiary company, at a specified price, as defined by the corporation when the security is issued. Accordingly, the value of the convertible obligation may generally be expected to increase (decrease) as the price of the associated common stock increases (decreases). Also, the market value of convertible securities tends to be influenced by the level of interest rates and tends to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible securities rank senior to common stocks in an issuer's capital structure, but are junior to non-convertible debt securities. As convertible securities are considered junior to any non-convertible debt securities issued by the corporation, convertible securities are typically rated by established credit ratings agencies at one level below the rating on such corporation's non-convertible debt.

Convertible securities are hybrid securities, combining the investment characteristics of both bonds and common stock. Like a bond (or preferred stock), a convertible security pays interest at a fixed rate (dividend), but may be converted into common stock at a specified price or conversion rate.

When the conversion price of the convertible security is significantly above the price of the issuer's common stock, a convertible security takes on the risk characteristics of a bond. At such times, the price of a convertible security will vary inversely with changes in the level of interest rates. In other words, when interest rates rise, prices of convertible securities will generally fall; conversely, when interest rates fall, prices of convertible securities will generally rise. This interest rate risk is in part offset by the income paid by the convertible securities.

In contrast, when the conversion price of a convertible security and the common stock price are close to one another, a convertible security will behave like a common stock. In such cases, the prices of convertible securities may exhibit the short-term price volatility characteristic of common stocks.

For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than fully invested common stock portfolios. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

The market for convertible securities includes a larger proportion of small- to medium-size companies than the broad stock market (as measured by such indices as the Standard & Poor's 500 Composite Stock Price Index). Companies which issue convertible securities are often lower in credit quality, typically rated below "Investment Grade." Moreover, the credit rating of a company's convertible issuance is generally lower than the rating of the company's conventional debt issues since the convertible security is normally a "junior" security. Securities with such ratings are considered speculative, and thus pose a greater risk of default than investment grade securities.

High-risk securities may be thinly traded, which can adversely affect the prices at which such securities can be sold and can result in high transaction costs. Judgment plays a greater role in valuing high risk securities than securities for which more extensive quotations and last sale information are available. Adverse publicity and changing investor perceptions may affect the ability of outside price services to value securities.

During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of debt to serve their payment obligations, meet projected goals, or obtain additional financing may be impaired.

Convertible securities are subject to the risk that the financial condition of the issuers of the convertible securities or the general condition of the stock market or bond market may worsen and the value of the convertible securities and therefore the value of the Units may decline. Convertible securities may be susceptible to general stock market movements and to increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Convertible Preferred Stocks are also subject to Congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the corporate investors who can take advantage of the deduction. Such reductions also might adversely affect the value of preferred stocks in general. Holders of preferred stocks have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, senior preferred stocks of, such issuers. Convertible Preferred Stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income (since dividends on a preferred stock must be declared by the issuer's Board of Directors) or provide the same degree of protection of capital as do debt securities. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. The issuance of additional debt securities or senior preferred stock will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Convertible Preferred Stocks in the Funds may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit. Holders of Convertible Preferred Stocks incur more risk than holders of debt obligations because preferred stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of or holders of debt obligations issued by the issuer.

Convertible Bonds are typically subordinated debentures and, therefore, the claims of senior creditors must be settled in full before any payment will be made to holders of Convertible Bonds in the event of insolvency or bankruptcy. Senior creditors typically include all other long-term debt issuers and bank loans. Convertible Bonds do, however, have a priority over common and preferred stock. Investors in Convertible Bonds pay for the conversion privilege by accepting a significantly lower yield-to-maturity than that concurrently offered by non-convertible bonds of equivalent quality.

Whether or not the convertible securities are listed on a national securities exchange, the principal trading market for the convertible securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the convertible securities may depend on whether dealers will make a market in the convertible securities. There can be no assurance that a market will be made for any of the convertible securities, that any market for the convertible securities will be maintained or of the liquidity of the convertible securities in any markets made.

Issues of Convertible Bonds and Convertible Preferred Stocks generally provide that the convertible security may be liquidated, either by a partial scheduled redemption pursuant to a sinking fund or by a refunding redemption pursuant to which, at the option of the issuer, all or part of the issue can be retired from any available funds, at prices which may or may not include a premium over the involuntary liquidation preference, which generally is the same as the par or stated value of the convertible security. In general, optional redemption provisions are more likely to be exercised when the convertible security is valued at a premium over par or stated value than when they are valued at a discount from par or stated value. Generally, the value of the convertible security will be at a premium over par when market interest rates fall below the coupon rate.

Fixed-Income Securities. The following section applies to individual Trusts which contain Securities which invest in fixed-income securities. Fixed-income securities, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the securities and the value of the underlying Trust portfolio being reduced.

Fixed-income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

Fixed-income securities may be original issue discount securities or zero coupon securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original discount security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Fixed-income securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. To the extent that the securities were purchased at a price higher than the price at which they are redeemed, this will represent a loss of capital.

Certain fixed-income securities may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a security issue is redeemed, at or before maturity, by the proceeds of a new security issue. A security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

High-Yield Securities. The following section applies to individual Trusts which contain Securities which invest in high-yield securities. An investment in high-yield securities should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of high-yield securities will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally. High-yield securities are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Securities in the Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the Securities in the Trust in payment under the defaulted security may not be reflected in the value of the Securities until actually received by the Securities and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.

Senior Loans. The following section applies to individual Trusts which contain Securities which invest in Senior Loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by Securities in Senior Loans involves risk that the borrowers under Senior Loans may default on their obligations to pay principal or interest when due. Although Senior Loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior Loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on Securities investing in Senior Loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior Loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on Senior Loans is generally less extensive than that available for other types of assets.

Subprime Residential Mortgage Loans. The following section applies to individual Trusts which contain Securities which invest in subprime residential mortgage loans. An investment in subprime residential mortgage loans should be made with an understanding of the risks which such an investment entails, including increased credit risks and the risk that the value of subprime residential mortgage loans will decline, and may decline precipitously, with increases in interest rates. In a high interest rate environment, the value of subprime residential mortgage loans may be adversely affected when payments on the mortgages do not occur as anticipated, resulting in the extension of the mortgage's effective maturity and the related increase in interest rate sensitivity of a longer-term investment. The value of subprime mortgage loans may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. Due to current economic conditions, including fluctuating interest rates and declining home values, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner.

Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in Securities which hold subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

TIPS. The following section applies to individual Trusts which contain Securities which invest in TIPs. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain Securities issued by, or invest in securities from certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Common Stocks

The following information describes the Common Stocks selected through the application of each of the Strategies which comprise a portion of the Trusts as described in the prospectus.

                    Large-Cap Growth Strategy Stocks


Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology company which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other health care providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located throughout North America and internationally.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise.

Dr Pepper Snapple Group, Inc., headquartered in Plano, Texas, operates as a brand owner, manufacturer and distributor of non-alcoholic beverages in the United States, Canada and Mexico. The company's products include carbonated and non-carbonated soft drinks, teas, juices and mixers.

Emerson Electric Co., headquartered in St. Louis, Missouri, designs, makes and sells electrical, electromechanical and electronic products and systems, including process control, industrial automation, electronics, appliance components and electric motors. The company sells its products worldwide.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance and hair care products. The company's products are sold worldwide under brand names such as "Aramis," "Aveda," "Clinique," "Estee Lauder," "Origins" and "Prescriptives."

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company with operations in four business segments: aerospace, combat systems, information and technology, and marine systems. The company primarily serves the defense and the business aviation markets.

Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The company provides services in the United States, Canada and Mexico.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of health care products and services, including practice management software, to office-based health care practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

Honeywell International Inc., headquartered in Morris Plains, New Jersey, is a diversified manufacturing and technology company serving various industries. The company's products include aerospace equipment and services, turbochargers, security technologies, specialty chemicals and energy efficiency solutions.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, is a security company providing advanced technology in aerospace systems, electronic systems and information systems. The company's products include but are not limited to aircraft, laser systems, microelectronics, satellite communications, as well as various military defense systems supporting national intelligence.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Arkansas, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Oklahoma and Texas.

Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.

Public Storage, headquartered in Glendale, California, is a real estate investment trust specializing in mini warehouses and self-service storage facilities. The company also has properties used in other industrial and commercial operations.

Raytheon Company, headquartered in Waltham, Massachusetts, is a technology company which specializes in defense and other government markets on a global basis. The company's products include electronics, sensing capabilities, mission systems integration and mission support systems.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

Southwest Airlines Co., headquartered in Dallas, Texas, provides single class air transportation characterized by frequent, high quality service at affordable prices. The company mainly serves short-haul city pairs, targeting the business commuter as well as leisure traveler.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe. The company sells off-price family apparel, accessories, domestics and giftware.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is a diversified health and well-being company that provides services in the United States and internationally. The company provides benefit plans and services for employers of all sizes and for individuals, pharmacy services and programs, claims processing and patient support programs.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

                     Large-Cap Value Strategy Stocks


Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Health Care, Group Insurance and Large Case Pensions segments. The company offers medical, dental, pharmaceutical, group life, disability, behavioral health and medical management plans.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products. The company markets its products through independent agents and brokers, and also directly through call centers and the Internet.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission and distribution of electric power. The company's service area covers portions of Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products. The company also operates a freight rail transportation business and a group of utility and energy generation and distribution businesses.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small- to medium-size businesses worldwide.

Comcast Corporation (Class A), headquartered in Philadelphia,
Pennsylvania, together with its subsidiaries, provides consumer entertainment, information, and communication products and services to its residential and commercial customers in the United States.

Consolidated Edison, Inc., headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Corning Incorporated, headquartered in Corning, New York, together with its subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

CSX Corporation, headquartered in Jacksonville, Florida, is a global freight transportation company with principal business units providing rail, container-shipping, intermodal and international terminal services.

Eversource Energy, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO, BGE and other subsidiaries. The company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation and wind and solar facilities.

Franklin Resources, Inc., headquartered in San Mateo, California, provides individual and institutional investors worldwide with a broad range of investment products and services designed to meet varying investment objectives. The company provides services to high net worth individuals as well as investors in retirement and mutual funds.

The Hartford Financial Services Group, Inc., headquartered in Hartford, Connecticut, writes commercial property and casualty insurance, personal automobile and homeowners coverages and a variety of life insurance plans; and reinsures third-party risks. The company's strategy is to focus on five core areas: life insurance, reinsurance, commercial lines property-casualty insurance, personal lines property-casualty insurance, and international operations.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures flooring for residential and commercial applications internationally. The company provides products in the following categories: carpet, ceramic, and laminate and wood.

Mondelez International, Inc., headquartered in Deerfield, Illinois, together with its subsidiaries, manufactures and markets packaged food products worldwide. The company was formerly known as Kraft Foods Inc. and changed its name to Mondelez International, Inc. in October 2012.

Newmont Mining Corporation, headquartered in Greenwood Village,
Colorado, is a holding company and is principally engaged in gold mining with operations in North and South America, the Middle East, Asia, Australia and New Zealand.

PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company. The company has operations in midstream, chemicals, refining, and marketing and specialties businesses.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries that provide personal auto insurance and specialty property-casualty insurance and related services. The company offers its services throughout the United States.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods. The company also produces flour and corn tortillas, taco shells and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

United Continental Holdings, Inc., headquartered in Chicago, Illinois, through its subsidiary, United Airlines, Inc., provides transportation of persons, property and mail in the United States and internationally.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs. The company operates internationally.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.


                     Mid-Cap Growth Strategy Stocks


Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

AptarGroup, Inc., headquartered in Crystal Lake, Illinois, designs, manufactures and sells dispensing system products for the personal care, pharmaceutical, food, and household products markets. The company's products include pumps and fine mist spray pumps, aerosol valves, and metered dose inhaler valves.

Avery Dennison Corporation, headquartered in Glendale, California, manufactures pressure-sensitive materials and specialty adhesives for labels, product identification and control systems, as well as office products and accessories.

Bemis Company, Inc., headquartered in Neenah, Wisconsin, is a principal manufacturer of flexible packaging products and pressure-sensitive materials, selling to customers throughout the United States, Canada and Europe as well as Mexico and the Asia-Pacific region.

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

CBOE Holdings, Inc., headquartered in Chicago, Illinois, through its subsidiaries, operates markets for the execution of transactions in exchange-traded options.

Centene Corporation, headquartered in St. Louis, Missouri, provides managed care programs and services to individuals receiving benefits under Medicaid and Medicaid-related programs. The company provides services in several states.

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

CMS Energy Corporation, headquartered in Jackson, Michigan, is an energy holding company operating through subsidiaries in the United States and in selected markets around the world.

Cracker Barrel Old Country Store, Inc., headquartered in Lebanon, Tennessee, is engaged in the operation of the "Cracker Barrel Old Country Store" chain of restaurants throughout the United States. The restaurants offer a variety of breakfast, lunch and dinner options, along with a general store for the purchase of retail items.

Erie Indemnity Company, headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of Erie Insurance Exchange in the United States.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Foot Locker, Inc., headquartered in New York, New York, is a global retailer of athletic footwear and apparel, operating primarily mall-based stores in North America, Europe and Australia.

Huntington Ingalls Industries, Inc., headquartered in Newport News, Virginia, designs, builds, overhauls and repairs nuclear and non-nuclear ships primarily for the U.S. Navy and Coast Guard. The company also offers after-market services for military ships worldwide.

J.B. Hunt Transport Services, Inc., headquartered in Lowell, Arkansas, provides a variety of motor transport and logistics services throughout the United States, Canada and Mexico. The company transports a variety of products, including automotive parts, department store merchandise, food and beverages, paper and wood products, plastics and chemicals.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

LKQ Corporation, headquartered in Chicago, Illinois, engages in the purchase, procurement, sale, and distribution of recycled original equipment manufacturer automotive parts and aftermarket collision automotive replacement parts in the United States and internationally.

MarketAxess Holdings Inc., headquartered in New York, New York, through its subsidiaries, enables electronic trading of corporate bonds and other types of fixed-income securities. The company's multi-dealer trading platform allows clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice.

McCormick & Company, Incorporated, headquartered in Sparks, Maryland, is a diversified specialty food company engaged in the manufacture of spices, seasonings, flavors and other specialty food products. The company sells its products to the consumer food market, the foodservice market and to industrial food processors.

Morningstar, Inc., headquartered in Chicago, Illinois, provides investment information and services for individual investors, financial advisors and institutional investors. The company offers data, research, and analysis of mutual funds, stocks, and variable annuities for investors in North America and internationally.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Pilgrim's Pride Corporation, headquartered in Greeley, Colorado, is engaged in the production of prepared and fresh chicken products in the United States, Mexico and Puerto Rico. The company operates feed mills, hatcheries, processing plants and distribution centers.

ResMed Inc., headquartered in San Diego, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

Skechers U.S.A., Inc., headquartered in Manhattan Beach, California, designs and markets contemporary footwear for men, women and children. The company sells its products through department stores, specialty retailers and through its own retail stores.

Sonoco Products Company, headquartered in Hartsville, South Carolina, manufactures high-value tubes, cores, and cones, and provides packaging materials and services used by a variety of industries in their winding and converting processes.

Texas Roadhouse, Inc., headquartered in Louisville, Kentucky, is a moderately priced, full service restaurant chain. The company operates throughout the United States and internationally.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

UDR, Inc., headquartered in Highlands Ranch, Colorado, is a self-administered real estate investment trust that owns, acquires, renovates, develops and manages middle-market apartment communities nationwide.

Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of organic and natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements. The company has stores located in the United States, Canada and the United Kingdom.


                      Mid-Cap Value Strategy Stocks


Alliant Energy Corporation, headquartered in Madison, Wisconsin, is the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy and the purchase, distribution, transportation and sale of natural gas in the Midwest.

Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company. The company's primary subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

American National Insurance Company, headquartered in Galveston, Texas, sells a variety of insurance product lines, including life, health, property, casualty and credit insurance.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in the Midwest and Southeast. The company also owns natural gas storage and pipeline assets.

Avnet, Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise networks, computer equipment and embedded subsystems.

Best Buy Co., Inc., headquartered in Richfield, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies end-to-end Internet protocol based Ethernet and storage area networking solutions for enterprises and service providers.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

Dick's Sporting Goods, Inc., headquartered in Coraopolis, Pennsylvania, is a sporting goods retailer that operates stores primarily in the eastern and central United States. The company's stores offer a broad selection of brand name sporting goods equipment, apparel, and footwear.

First American Financial Corporation, headquartered in Santa Ana,
California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

First Solar, Inc., headquartered in Tempe, Arizona, provides solar energy solutions worldwide. The company designs, manufactures and sells solar modules as well as providing project management, engineering and construction for solar power systems.

FLIR Systems, Inc., headquartered in Wilsonville, Oregon, designs, manufactures and markets thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, manufactures and markets products developed with electro-optic technology. Products include automatic dimming rearview mirrors and fire safety products. The company markets its products globally.

The Hanover Insurance Group, Inc., headquartered in Worcester,
Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. The company provides its services in Idaho, Nevada and Oregon.

ITT Corporation, headquartered in White Plains, New York, is a global multi-industry company engaged in the design and manufacture of a range of engineered products and related services. The company's products include complex pumps, intricate connectors and advanced brake pads for the electronics, aerospace and transportation industries.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

Kirby Corporation, headquartered in Houston, Texas, operates a fleet of inland tank barges. The company transports industrial chemicals, refined petroleum products, black oil products and agricultural chemicals. The company also overhauls and services diesel engines employed in marine, power generation and rail applications.

Nasdaq, Inc., headquartered in New York, New York, is a stock exchange which provides markets that facilitate the trading of corporate securities, the raising of capital, real-time pricing and reference information services.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to nearly all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

Prosperity Bancshares, Inc., headquartered in Houston, Texas, is a bank holding company for Prosperity Bank, with banking locations in the greater Houston metropolitan area and surrounding counties.

PVH Corp., headquartered in New York, New York, is a vertically integrated manufacturer, marketer and retailer of men's, women's and children's apparel and footwear. The company's branded portfolio includes "Calvin Klein," "Tommy Hilfiger," "Olga," "IZOD" and "Speedo."

Quanta Services, Inc., headquartered in Houston, Texas, is a provider of specialized contracting services, offering infrastructure solutions to the gas, oil and electric power industries. The company operates across North America and internationally.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

Spirit Airlines, Inc., headquartered in Miramar, Florida, provides low-fare passenger airline services throughout the United States, the Caribbean and Latin America. The company offers a low base fare combined with a range of optional services for a fee.

Teledyne Technologies Incorporated, headquartered in Thousand Oaks, California, is a provider of electronic components, instruments and communications products, including defense electronics, data acquisition and communications equipment for airlines and business aircraft, monitoring and control instruments for industrial and environmental applications and components, and subsystems for wireless and satellite communications. The company also provides systems engineering solutions and information technology services for space, defense and industrial applications.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

Thor Industries, Inc., headquartered in Elkhart, Indiana, produces and markets recreation vehicles as well as small and mid-size buses. The company markets its products through independent dealers in Canada and the United States under the brands "Airstream Classic," "Dutchmen," "Skamper," "Four Winds" and other names.

United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.


                    Small-Cap Growth Strategy Stocks


American Eagle Outfitters, Inc., headquartered in Pittsburgh,
Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, outerwear, footwear, and accessories.

AMN Healthcare Services, Inc., headquartered in San Diego, California, provides healthcare workforce solutions and staffing services across the United States. The company provides managed services programs, temporary nursing and allied healthcare staffing, and physician placement services.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States. The company offers a variety of consumables, seasonal products, furniture, housewares, toys and gifts.

Cal-Maine Foods, Inc., headquartered in Jackson, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

Cardtronics, Inc., headquartered in Houston, Texas, owns and operates ATMs and financial services kiosks.

The Cheesecake Factory Incorporated, headquartered in Calabasas Hills, California, operates upscale, full-service, casual dining restaurants under the name "The Cheesecake Factory" in 11 states and Washington, D.C. The company also operates a self-service, limited menu "express" operation at DisneyQuest in Orlando, Florida and a bakery production facility.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair-and-maintenance-service industry under the names "Roto-Rooter" and "Service America Network Inc."

Cirrus Logic, Inc., headquartered in Austin, Texas, manufactures integrated circuits for the personal computer, consumer and industrial markets. The company offers products and technologies for multimedia, wireless and wireline communications, magnetic hard disk and CD-ROM storage, and data acquisition applications.

Coherent, Inc., headquartered in Santa Clara, California, is engaged in the design, manufacture and sale of lasers, laser systems, precision optics and related accessories. The company's products are used in scientific research and government programs, microelectronics, inspection and testing equipment, and semiconductor manufacturing.

Core-Mark Holding Company, Inc., headquartered in South San Francisco, California, together with its subsidiaries, is engaged in the distribution of packaged consumer products to convenience retail stores in the United States and Canada. The company services a variety of store formats.

Dean Foods Company, headquartered in Dallas, Texas, manufactures and distributes both company-branded and private label milk and related dairy products, including ice cream, sour cream, cottage cheese and dips. The company delivers the majority of their products in refrigerated trucks that they own or lease.

Dorman Products, Inc., headquartered in Colmar, Pennsylvania, supplies original equipment dealer automotive replacement parts, fasteners and service line products primarily for the automotive aftermarket. Products are sold under various private label and brand names and are distributed worldwide.

Globus Medical, Inc. (Class A), headquartered in Audubon, Pennsylvania, designs, develops and markets medical devices. The company focuses on products associated with spinal disorders and utilize innovative fusion or disruptive technologies.

Grand Canyon Education, Inc., headquartered in Phoenix, Arizona, offers traditional and online post-secondary education programs. Services include undergraduate and graduate degree programs in education, health care, business and liberal arts.

Hawaiian Holdings, Inc., headquartered in Honolulu, Hawaii, through its subsidiary, Hawaiian Airlines, Inc., engages in the scheduled air transportation of passengers and cargo between the Hawaiian Islands and the United States, the South Pacific, Australia, New Zealand and Asia.

Healthcare Services Group, Inc., headquartered in Bensalem,
Pennsylvania, provides housekeeping, laundry, linen, facility maintenance and food services to the healthcare industry, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures, distributes and markets nutritional snack foods and frozen beverages nationally to the food service and retail supermarket industries.

Knight Transportation, Inc., headquartered in Phoenix, Arizona, is a short-to-medium haul, dry van truckload carrier of general commodities.

Landstar System, Inc., headquartered in Jacksonville, Florida, through subsidiaries, operates as a truckload carrier in North America, transporting a variety of freight including iron and steel, automotive products, paper, lumber and building products, aluminum, chemicals, foodstuffs, heavy machinery, ammunition and explosives, and military hardware.

Ligand Pharmaceuticals Inc. (Class B), headquartered in La Jolla,
California, develops drugs which regulate hormone activated intracellular receptors. The receptors play a role in regulating genetic processes such as certain cancers, as well as cardiovascular, inflammatory and skin diseases.

MGE Energy, Inc., headquartered in Madison, Wisconsin, is a public utility holding company. The company purchases, distributes, and transports natural gas in several Wisconsin counties and its principal subsidiary generates and distributes electricity in Dane County, Wisconsin.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

Owens & Minor, Inc., headquartered in Mechanicsville, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated health care systems and group purchasing organizations, with distribution centers located throughout the United States.

Pacira Pharmaceuticals, Inc., headquartered in Parsippany, New Jersey, is a specialty pharmaceutical company which develops, commercializes and manufactures proprietary pharmaceutical products. The company's products are used in hospitals and ambulatory surgery centers.

PS Business Parks, Inc., headquartered in Glendale, California, is a self-advised and self-managed real estate investment trust. Together with its subsidiaries, the company engages in the acquisition, development and operation of commercial properties, primarily multi-tenant flex, office and industrial space.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

Super Micro Computer, Inc., headquartered in San Jose, California, designs, produces and markets high-efficiency server solutions based on modular and open-standard architecture. The company offers servers, memory, disc drives, network devices and server management software. The company markets its products internationally.

Tootsie Roll Industries, Inc., headquartered in Chicago, Illinois, together with its subsidiaries, is engaged in the manufacture and sale of confectionery products. The majority of the company's products are sold under registered trademarks such as "Tootsie Roll," "Charms," "Junior Mints" and "Charleston Chew."

Universal Forest Products, Inc., headquartered in Grand Rapids,
Michigan, through its subsidiaries, designs, manufactures, treats and distributes lumber products for retail, industrial and construction markets. The company also produces wood-alternative products.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce. The company operates in two segments, Truckload Transportation Services and Value Added Services.


                     Small-Cap Value Strategy Stocks


Aaron's, Inc., headquartered in Atlanta, Georgia, operates as a specialty retailer of consumer electronics, computers, residential and office furniture, household appliances and accessories. The company has both company-owned and franchise locations throughout the United States and Canada.

ALLETE, Inc., headquartered in Duluth, Minnesota, provides energy services in the upper Midwest. The company generates, transmits, distributes, markets and trades electrical power for both its retail and wholesale customers.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United States and western Canada.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

Caleres, Inc., headquartered in St. Louis, Missouri, operates retail stores and wholesales footwear worldwide for men, women and children. The company-owned brands include "Dr. Scholl's," "LifeStride,"
"Naturalizer" and "Fergalicious."

Cousins Properties Incorporated, headquartered in Atlanta, Georgia, is a real estate investment trust engaged in the acquisition, financing, development, management and leasing of office, medical office, retail and land development projects. The company also holds several tracts of strategically-located undeveloped land.

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

DigitalGlobe, Inc., headquartered in Westminster, Colorado, provides commercial earth imagery products and solutions. The company collects its imagery products and services via its three high-resolution imagery satellites.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

Dril-Quip, Inc., headquartered in Houston, Texas, manufactures offshore drilling and production equipment. The company's equipment consists of subsea, surface, and offshore rig equipment for use by oil and gas companies throughout the world. The company also provides installation and reconditioning services, as well as running tool rental.

EMCOR Group, Inc., headquartered in Norwalk, Connecticut, is a mechanical and electrical construction and facilities services firm, providing services to a range of commercial, industrial, utility and institutional customers in the United States, the United Kingdom and internationally. The company's products and services include generators, fire alarms and security systems, clean-room ventilation systems and outage services to industrial plants.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars; arrange and service the financing of equipment and other capital assets; and provide logistics and supply chain services.

Genesco Inc., headquartered in Nashville, Tennessee, is a retailer and wholesaler of branded footwear. The company operates retail stores principally under the names of "Journeys," "Johnston and Murphy" and "Jarman."

Hilltop Holdings Inc., headquartered in Dallas, Texas, is a holding company engaged in making opportunistic acquisitions or effecting business combinations. The company, through its subsidiary, also provides fire and homeowners insurance to low value dwellings primarily in Texas and other areas of the southern United States.

II-VI Incorporated, headquartered in Saxonburg, Pennsylvania, designs, makes and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible-light, x-ray and gamma-ray instrumentation. The company's infrared products are used mainly in industrial, military and medical laser applications.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

The Navigators Group, Inc., headquartered in Stamford, Connecticut, is an international insurance holding company specializing in energy, marine and construction/engineering insurance worldwide. The company has offices in the United States and internationally.

Plexus Corp., headquartered in Neenah, Wisconsin, provides product design, development and conceptualization services to original equipment manufacturers in the networking/communications, life sciences/health care, industrial/commercial, and defense/aerospace sectors. The company markets its products globally.

RLJ Lodging Trust, headquartered in Bethesda, Maryland, operates as an independent equity real estate investment trust. The company invests primarily in premium-branded, focused-service, and compact full-service hotels located in urban and densely populated suburban areas.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries in the United States.

Sunstone Hotel Investors, Inc., headquartered in Aliso Viejo,
California, operates as a real estate investment trust engaged in the ownership, acquisition, sale, management and renovation of hotel properties in the United States.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets. The company operates in North America, Africa, Asia, Europe and Latin America.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in North America, South America, Europe, the Middle East and Africa. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and internationally. The company's products include highway guardrail and safety products, tank and freight railcars, tank barges and ready-mix concrete.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and specialized protective work wear clothing in the United States, Canada and Europe. The company also provides first aid cabinet services and other safety supplies.

United Natural Foods, Inc., headquartered in Providence, Rhode Island, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York and West Virginia. The company utilizes a loyalty card program which allows customers to receive discounts, promotions and rewards.


                      International Strategy Stocks


Accenture Plc, headquartered in Dublin, Ireland, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech; Financial Services; Products and Services; Resources; and Government.

Bank of Montreal, headquartered in Montreal, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

The Bank of Nova Scotia, headquartered in Toronto, Canada, is a financial institution providing a range of financial services in Canada, Asia, the Caribbean, Central and Latin America, the United States and Mexico. The company offers commercial, retail, corporate, international, and private banking services and products.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

Broadcom Limited, headquartered in Singapore, develops, designs and supplies analog and digital semiconductor connectivity solutions. The company's products are used in end products for telecommunications equipment, smartphones, broadband access, power generation and alternative energy systems for customers worldwide.

Canadian National Railway Company, headquartered in Montreal, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the development, manufacturing and sale of imaging technology solutions. The company's products include digital cameras and camcorders, inkjet printers, commercial photo printers, image scanners, photocopy machines and broadcast equipment. In addition, the company's imaging technology has applications in various industries, such as radiology systems and flat panel display equipment.

Chubb Limited, headquartered in Zurich, Switzerland, through its subsidiaries, offers a range of insurance and reinsurance products worldwide. The company's products include property and casualty, excess liability, professional liability, specialty agricultural coverage, term life, workers' compensation and political risk.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, together with its subsidiaries, provides integrated telecommunication services worldwide. The company also offers fixed-network services, sells terminal equipment and other hardware products, and provides mobile voice and data services to consumers and business customers.

Eaton Corporation Plc, headquartered in Dublin, Ireland, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

L'Oreal S.A. (ADR), headquartered in Clichy, France, along with its subsidiaries, creates and sells various cosmetics products for men and women.

Luxottica Group SpA (ADR), headquartered in Milan, Italy, and its subsidiaries design, manufacture, distribute and market traditional and designer eyeglass frames and sunglasses. The company's "LensCrafters" retail chain of optical stores operates in North America. The company also sells sunglasses through its "Sunglass Hut" retail chain.

LVMH Moet Hennessy Louis Vuitton SE (ADR), headquartered in Paris, France, is a luxury goods company whose business activities are divided into five business groups: Wines and Spirits; Perfumes and Cosmetics; Watches and Jewelry; Fashion and Leather Goods; and Selective Retailing.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Nissan Motor Co., Ltd. (ADR), headquartered in Yokohama, Japan, is engaged in the manufacture and marketing of automotive and marine equipment and related parts. The company has production facilities in many countries and also provides financing services.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

NTT DOCOMO, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services, including cellular phones, satellite and mobile communication and wireless LAN networks. The company also provides optical-fiber broadband and Internet access services.

Royal Bank of Canada, headquartered in Toronto, Canada, offers a range of banking and financial services in North America and internationally.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Swiss Re AG (ADR), headquartered in Zurich, Switzerland, is a wholesale provider of reinsurance, insurance and insurance-based financial market products. The company's products include life, health, automobile, liability, accident, engineering, marine and aviation insurance.

Telefonaktiebolaget LM Ericsson (ADR), headquartered in Stockholm, Sweden, develops, produces and markets telecommunications equipment and services to mobile and fixed networks worldwide. The company also provides products and services for radio access solutions, business support systems, television and media management services, and modems for handset and tablet manufacturers.

Telstra Corporation Limited (ADR), headquartered in Melbourne,
Australia, is a telecommunications and media company, formerly state-owned. The company is the largest provider of both local and long distance telephone services, mobile services, dial-up, wireless, DSL and cable internet access in Australia.

Thomson Reuters Corporation, incorporated in Canada and headquartered in New York, New York, provides electronic information for the professional marketplace and businesses worldwide. The company offers on-line systems and software products for sectors such as legal, health care, financial and corporate training.

The Toronto-Dominion Bank, headquartered in Toronto, Canada, and its subsidiaries, provide retail and commercial banking, wealth management and wholesale banking products and services in the United States, Canada and internationally.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Unilever N.V. (NY Shares), incorporated in the Netherlands and headquartered in London, England, is engaged in the business of supplying fast-moving consumer goods internationally. The company provides branded products in four segments: foods, personal care, refreshments and home care.

Vodafone Group Plc (ADR), headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits

                                      S-1

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 5968, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 12, 2016.

                                      FT 5968

                                      By       FIRST TRUST PORTFOLIOS L.P.
                                               Depositor




                                      By       Elizabeth H. Bull
                                               Senior Vice President

                                      S-2

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


         Name                  Title*                            Date

  James A. Bowen   Director of The Charger Corporation,    ) April 12, 2016
                   the General Partner of First Trust      )
                   Portfolios L.P.                         )
                                                           )
                                                           )
                                                           ) Elizabeth H. Bull
                                                           ) Attorney-in-Fact**




* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.


** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                                      S-3

              CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 2 to Registration Statement No. 333-209875 on Form S-6 of our report dated April 12, 2016, relating to the financial statements of FT 5968, comprising 60/40 Strategic Allocation Port. 2Q '16 - Term 7/17/17 (60/40 Strategic Allocation Portfolio, 2nd Quarter 2016 Series) and 75/25 Strategic Allocation Port. 2Q '16 - Term 7/17/17 (75/25 Strategic Allocation Portfolio, 2nd Quarter 2016 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 12, 2016

                                      S-4

                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust
          Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 5968 and certain subsequent Series, effective April 12, 2016 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4       Copy  of  Articles  of  Incorporation  of The Charger Corporation, the
          general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                                      S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1       Opinion of counsel as to legality of securities being registered.

4.1       Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

                                      S-7